The Foundation for the Future

Champion Industries, Inc. » 2004 Annual Report

05045413

PROCESSED
FEB 28 2005
THOMSON FINANCIAL

P.E. 10-31-04

RECD S.E.C.
FEB 2 8 2005
1086

DER • ROBERT BACON • CHARLES BACU • LAWRENCE BAILEY JR • PATSY BAILEY • ROBIN BAILEY • AURELIA BAIRD • ROBERT BALDWIN • ERNIE BALL II • SHIRLEY BALL JR • GEORGE B

BLEVINS • LAWRENCE BLOCKINGER

BRADBURY • DAVID BRADLEY • JASO … EPHEN BRAMMER • MICHAEL BRANCEWICZ • DANIEL BRAUN

ANT • GINA BUCHANAN • CHRIS BUC … BUETTNER • TERRI BURGER • RICHARD BURGESS • DEBORAH … TEVEN BUTL

DREW CARELLE • MICHAEL CAREY • … LAWRENCE CARROLL • JANET CARTER • KENNY CARTER • ASH … ARA JR • JA

EPH CHIRICO • GORDON CHRISTIAN • … OLLI • EDWIN CLARK • JOYCE CLARK • NATHAN CLARK • THOMAS … Y CLINE • R

• JOSEPH CONNOLLY • DUANE CONR … OK SR • ALBERT COOMER • CASSIDY COPLEY • GERALD COWARD … ICHAEL CRA

Y CUSHEY • ROBERT CUTRER • TIMOTHY DAGOSTINE • RONALD DAMRON • BENJAMIN DANIELS • BARBARA DARTUS • RAYMOND DAS … DAVIS • JA

HART • JAMES DELBRUGGE • MARY DENK • THOMAS DENK • BRENDA D … TERI DICKSON-GRANT • CELES … ICHAEL DO

N DUNLAP • BRIAN DUNN • WILLIAM DUNN • RONALD DURHAM • … CLIFFORD DYE • K … DYER • … LI EARLES • J … ENS • CHAR

RA FARNSWORTH • SUSAN FAUSEY • EDDIE FAWBUSH • MARY … ER • ANDREA FERGUSON … RITA … RGUSON • NI … USON • WE

LEMING • TERRY FLORA • PAUL FODNESS • DAVID FOSTER • … NE FOWLER • BRUCE FOWLE … MIN FOX JR • … • EVELYN

VID GANNON • THOMAS GARATIE • DAVID GARBERA • L … RNER • RANDY GARVEY • JANICE … AR • ANITA GAS … EDWARD GATES, JR. • PHIL GAYHEA

URRIER II • WILLIAM GRACE • MICHAEL GRAHAM • LA … ROGER GRIFFIN • DAVID GRYLE • BROOKE GUILLORY • ERIC GUMBERT • DEBRA GUNKEL • DAVID H

SANDRA HANKINS • BILLY HARDY • DIANE HARDY • S … HARRAH • BLAIR HARRIS • PATRICK HARRIS • DAVID HECK • ROBERT HECK • BETTY HENLEY • BR

ES HILL • AMY HIRSH • KIM HIXENBAUGH • JAMES … EE HOTCHKISS • RALPH HO

L JOHNSON JR • BRENDA JOHNSON • CYNTHIA JOH … HRISTOPHER JONES • HERB

ON • JOHN HUSHION • GERALDINE HVOZDOVICH … LOVICH • JOHN KASEY • SU

• BROCK KIDD • JESSICA KILCHENSTEIN • WILLIAM … • BERNARD KMETZ • SAN

ANTOINETTE KUCHERA • DANIEL KURI SR. • CRA … LINDA LASTRAPES • DEBO

MB • CLAIR LIVINGOOD • JULIE LOCKHART • STEPH … N LYLES • JOHN LYLES • JOS

• KEITH MARCUM • BRENDA MARKS • HEATHER M … JAMES MATTHEWS • JEFF

RRY • EDWARD MCDONALD • DONALD MCDOWELL … AUSTIN MCGING • JEFFREY MCGRATH • JOHN MCGRA

• MICHAEL MILES • DEBORAH MILLER • GREGORY … Y MILLER • MALONI MILLER • THOMAS MILLER • TERI MITCHELL • EDWARD MITTS • RICHARD M

E MORROW • ALICE MORTON • JOHN MORTON • RIC … BRUCH • DEBORAH MULLINS • COLLEEN MURRAY • JOHN MUSSANTE • GARY MYERS • JULIE MY

VIN NICHOLS • MICHELE NICHOLS • AMANDA NIEHAU … NUTTER • RYAN O'TOOLE • ROB … EHLER • JON OSKO • FREDERICK OTIENO • MICHAEL OWE

RY PENLAND • PHILLIP PERCIAVALLE • JONI PERDUE • … RY • JOHN PERSSON JR. • RE … PERSSON • TAMMY PETERS • CARL PETERSON • CHRISTOP

EMMONS JR. • JONATHAN PLESKOVICH • RICK PLUMMER • … LING • ELIZABETH POLLOC … RAIG PORTER • SADIE PORTER • DAVID POTTER • RAYMOND PO

CTOR • CHARLES PUKLUSJR. • LARRY QUILLEN • JANICE QUI … CHRISTOPHER RAGUS … ARY RAMSEY • KENNETH RANDOLPH • MARK RANSIL • G DAVID R

• JANE RETUCCI • M. T.REYNOLDS • MICHAEL RHOADES • JAMES R … WILLIAM RIES … DREW RIFFEE • ANTHONY RIGGIO • LORITA RIGGS • WENDY RIGSBY • G

ROSS • TIM ROSS • TODD ROSS • DANIEL ROSSWOG • LINDA ROWLETT • … CHARLES RUPERT • DIANA RUSNIC • DARLENE SABO • DAVID SAGER II • C

DONNA SCARBERRY • TARA SCARBERRY • FRANK SCELFO • DONALD SCHEIRER • … MICHAEL SCHIFANO • CAROLYN SCHMALZ • EDWARD SCHMIDT • ROBERT SCHMI

NALD SHEETS • JOANNA SHEN • DAVID SHEPHERD • STACY SHERIDAN • WILMA SHIFLETT • H WILSON SHOEMAKER JR • LARRY SHORT • JAMES SHRINER • JOHN SHUFORD • MARK SH

LLEY • BRENDA SMITH • DAVID SMITH • JACQUELYN SMITH • JEFFREY SMITH • JOANN SMITH • KEVIN SMITH • PATSY SMITH • RONALD SMITH • MARSHALL SMOOT • RAYMOND SNE

TH SPRINKLE • DONALD SPUDE • RACHELL STAATS • JOSEPH STABILE • MARK STAFFORD • THOMAS STALNAKER • MATTHEW STAMPER • JOHN STEFANOW JR • ALFRED STEVENS S

• JOSEPH STROTHER • ALLAN STUART • BILLY STURGILL • JOE SUCHOLIBIAK • MICHAEL SULLIVAN • BARBARA SURGENER • GREGORY SWEETIE • WILLIAM SWEETIE • HOWARD SYK

HOMPSON • RICHARD THOMPSON JR. • MARK THOMPSON • ROCKE THOMPSON • MITCHELL TIBBITS • BRIAN TINGELHOFF • MARCELLA TINNES • PATRICK TINNEY • DONNA TINSLE

SHELDON TURNER • STEVEN TURPACK • DEAN TWEDT • ANITA URBAN • ZACHARY URBANEK • LIANA UVODICH • DIANE VALENTINO • CHARLES VAN BUSKIRK • SAMUEL VANCE II • B

RET VIETMEIER • KATHY VINCENT • VINCENT VOLK • HARRY WAGNER JR • JON WAGNER • WILLIAM WAGNER • ANGELA WALDRON … AM WALL

ER WASHINGTON • BRAD WATTS • JACK WATTS • LEE WATTS • JAMES WEAVER II • BOBBY WEAVER JR • CAROL WEAVER • JAMES WEAVER • JOYCE WEBB • PAUL WEBER • CECIL WEIG

WHITSON • DAVID WHITTON • GAYLE WILDER • JAMES WILHELM • BOBBIE WILLIAMS • FREDERICK WILLIAMS

Corporate Profile

Champion Industries, Inc., headquartered in Huntington, West Virginia, is a commercial printer, business forms manufacturer and office products and office furniture supplier. With annual revenues of over $124 million, the Company operates in regional markets of the United States, east of the Mississippi River.



Table of Contents

FINANCIAL HIGHLIGHTS GRAPHS


REVENUE
(IN THOUSANDS)
$ 140,000
130,000
120,000
110,000
100,000
126,329
125,144
122,884
122,183
124,402
2000
2001
2002
2003
2004


GROSS PROFIT
(IN THOUSANDS)
$ 40,000
36,000
32,000
28,000
24,000
37,026
34,667
34,633
34,378
34,503
2000
2001
2002
2003
2004


LONG-TERM DEBT
(NET OF CURRENT PORTION - IN THOUSANDS)
$ 10,000
8,000
6,000
4,000
2,000
8,070
4,549
1,805
3,966
8,257
2000
2001
2002
2003
2004


BOOK VALUE PER SHARE
$ 6.00
4.80
3.60
2.40
1.20
4.81
4.39
4.41
4.39
4.27
2000
2001
2002
2003
2004


TOTAL ASSETS
(IN THOUSANDS)
$ 70,000
60,000
50,000
40,000
30,000
71,559
63,950
59,508
58,469
64,150
2000
2001
2002
2003
2004


☐ DEPRECIATION vs. ☐ CAPITAL EXPENDITURES
(IN THOUSANDS)
$ 5,000
4,000
3,000
2,000
1,000
3,975
3,090
4,267
2,598
4,139
2,173
4,699
4,090
4,974
4,100
2000
2001
2002
2003
2004

RLEY BALL, JR. • KAREN HESS • SUSAN HAGAN • DAN MORRIS • HATTIE MORROW • KETITH MCKINNEY • ADAM SILVERS • MARILYN SOKELAND • JON WAGNER • GWEN ZANCA • DARLENE ALDRIDGE • JOYCE CLARK • BARBARA FARNSWORTH • JENNIFER EDENS • JUDITH HICKMAN • DEBRA HEVNER • KEVIN SMITH • RACHELL STAATS • WILLIAM WARD • BRECK BRUMFIELD • JAY CLINE • ROBE



FINANCIAL HIGHLIGHTS

(In thousands except share and per share data)

For the Years Ended October 31,

Operating Results Data	2004	2003	2002	2001[1]	2000
Total revenues	**$ 124,402**	$ 122,183	$ 122,884	$ 125,144	$ 126,329
Gross profit	**34,503**	34,378	34,633	34,667	37,026
Income (loss) from operations	**1,338**	3,156	4,073	(2,246)	4,405
Net income (loss)	**750**	1,768	2,208	(2,182)	2,109
Earnings (loss) per share					
Basic	**$ 0.08**	$ 0.18	$ 0.23	$ (0.22)	$ 0.22
Diluted	**0.08**	0.18	0.23	(0.22)	0.22
Weighted average common shares outstanding					
Basic	**9,729,000**	9,714,000	9,714,000	9,714,000	9,714,000
Diluted	**9,825,000**	9,761,000	9,726,000	9,714,000	9,714,000
Dividends per share	**$ 0.20**	$ 0.20	$ 0.20	$ 0.20	$ 0.20
Book value per share at year end	**4.27**	4.39	4.41	4.39	4.81

At October 31,

Financial Position Data	2004	2003	2002	2001	2000
Cash and cash equivalents	**$ 1,745**	$ 2,172	$ 4,507	$ 5,765	$ 3,174
Working capital	**26,913**	26,977	26,072	26,041	29,070
Total assets	**64,150**	58,469	59,508	63,950	71,559
Long-term debt [2] (net of current portion)	**8,257**	3,966	1,805	4,549	8,070
Shareholders' equity	**41,551**	42,691	42,866	42,601	46,726

[1] The Company initiated a corporate-wide restructuring and profitability enhancement plan in the third quarter 2001. As a result of this plan, the Company recorded a pre-tax charge of $6.1 million or $4.3 million net of tax or $0.44 per share on a basic and diluted basis.

[2] Includes non-current borrowings under the Company's revolving credit facility.

Special Note Regarding Forward-Looking Statements

Certain statements contained in this report, including without limitation statements including the word "believes," "anticipates," "intends," expects," or words of similar import, constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements of the Company, expressed or implied by such forward-looking statements. Such factors include, among others, general economic and business conditions, changes in business strategy or development plans, and other factors referenced in this report. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future event or developments.

URRIER, II • BLAINE FOWLER • KATHERINE LEVITAN • JESSICA KILCHENSTEIN • RICHARD PLAZINSKI • MICHAEL RHOADES • JERRRY RICE • CAROLYN SCHMALZ • ROBERT SCHMITT • GARY THOMPSON • MELISSA ADAMS • STEVE BARNES • LARRY CASSIDY • BERNARD CREMEANS • SUSAN DUNLAP • ALLEN FOWLER • WILLIAM KINCAID • KENNETH LORE • BILLY LANE • RONALD DULSKI • JOSEPH DAY • TODD FRY • OLIVER WASHINGTON

A Letter from the Chairman

To Our Shareholders, Partners, & Friends . . .

One year ago I started my annual Letter from the Chairman with the statement, "In 2003, Champion made its largest property and equipment investments in the Company's history." The year 2004 was another landmark in that arena for the Company as we surpassed our previous property and equipment investment high water marks from the previous year. This was another positive statement for the Company as we continued to strengthen our footholds in the communities we serve with our core strengths and take an aggressive stance towards growth.

We continued our equipment investment initiatives in 2004 with the purchase of a new Heidelberg 6-color press at our Chapman Printing Company Parkersburg division and the purchase of two new presses at Consolidated Graphics in Baton Rouge. In addition to these equipment upgrades we finalized our building renovations in Baton Rouge and are fully operational at our new facility. The Blue Ridge Knoxville operation was relocated to Asheville during the second quarter of the year bringing additional production efficiencies and capabilities to the Asheville location.

We received positive news regarding our appeal of a legal action and judgment against our Company in Jackson, Mississippi. The Mississippi Supreme Court upheld the Court of Appeals reversal of the jury verdict and its remand for new trial. The net result is that the jury award had been eliminated and we are preparing for the possibility of a new trial and the opportunity to vigorously defend our position.

We at Champion continue to focus on the future and although we continuously strive for short term excellence we will not mortgage our future for short term goals. The completion of initiatives such as those in Baton Rouge and in Asheville will consume management focus during the implementation phase of these initiatives; however, upon completion these initiatives will give management the capabilities and efficiencies to aggressively pursue market share and profitability growth. The Blue Ridge initiatives will continue into 2005 with state of the art pre-press upgrades which will be completed in the first half of 2005.

As we enter 2005 we are enhancing our pre-press operations in New Orleans with a fully electronic digital workflow and computer auto-plate output. We are also instituting marketing initiatives through the change of our name in the Louisiana market. Our Louisiana operations have utilized the names Bourque Printing, Transdata, Diez, Upton Printing and Forms Control. We are changing our name in this market to Consolidated Graphics.

In addition, effective January 31, 2005 we have rearranged reporting responsibilities for all of our divisions. Toney Adkins has been elected President and Chief Operating Officer, while Mac Aldridge, Jim Rhodes, Doug McElwain and Todd Fry were all given the title of Senior Vice President at the corporate level – and each has a new area of responsibility. Also, with the purchase of Syscan we have brought Bill Williams into the fold at this level. We feel they will all significantly improve the line of communication from the divisions, and will render great assistance to them in achieving their goals in the year 2005.

JOHN WEIL • JOHN BARTLETT • SAMPSON KELLER • LOLA JOBE • DONALD HUGHES • GARY JOHNSON • DENISE LEJA • BROCK KIDD • JAMES RHODES • TIM ROSS • CARL SAMPLES • PAUL TONY • ANITA URBAN • CARRIE VARNEY • CHRISTINE KOZIAK • BRADFORD LEE • KENNETH DYER • SUSAN FAUSEY • CYNTHIA ADAIR • JAMIE BAXTER • JOSHUA BLANKENSHIP • MICHAEL KERNER • CHAD HUMMELL • PAUL JOHNSON, JR. • MARY DENK • GA

> “Most importantly, we look with great anticipation to the continuing growth of our Company through the positive impact we have on our customers through our printing, office products and office furniture divisions.”
>
> >> **MARSHALL T. REYNOLDS,** Chairman & CEO

In 2004, we completed the acquisition of Syscan Corporation in Charleston, West Virginia. This strengthened our position in our West Virginia market territory and gave us additional firepower in Lexington, Kentucky. We consummated this acquisition based on significant identified synergies which could be achieved due to a duplication of market territory. The acquisition enhanced our growing supply chain management initiatives and brought additional mailing and print on demand expertise to our Company. The Syscan customer base will benefit greatly from a much broader offering of full line printing services.

The initiatives discussed above all require a significant utilization of capital. However, as I reviewed our balance sheet at year end I noted many of the same similarities we have seen through the years at Champion. We continue to pay dividends, make acquisitions, and invest record dollars into capital expenditures at the same time our balance sheet has been managed in a fashion that we do not sacrifice working capital, liquidity and borrowing capacity. Therefore, we maintain the ability to grow and fund future opportunities as they are identified.

Throughout this annual report we demonstrate our commitments to our customers, our people, our communities and our future. We are dedicated to these and all the assets of our business. We focus on the energy that our people put forth in all areas of not only their professional responsibilities but also their communities. I am a strong believer in the theory that “givers gain” and people throughout our Company are demonstrating the initiative it takes to be a contributing part of their Company and their community and we all grow from that dedication.

We understand that to be successful, we must take an internal look at our environment and make the positive changes that are needed to continue to be competitive in our industries. We are making those changes through continued evaluation of our efficiencies, our equipment and our processes. We made great steps forward in many of those areas in 2004 and we will continue to do so going forward. Most importantly, we look with great anticipation to the continuing growth of our Company through the positive impact we have on our customers through our printing, office products and office furniture divisions. The events of 2004 represent critical long-term planning initiatives we believe will bring long-term value to all our stakeholders. We intend to roll up our sleeves in 2005 and continue to work for our customers, shareholders and stakeholders in Champion Industries, Inc.

We have spent the balance of 2004 preparing all the areas of our Company for the future, thus laying the Foundation for the Future by investing in the present.



Marshall T. Reynolds, Chairman and CEO

• JOHN HUSHION • BRIAN BELL • PHIL GAYHEART • JOSEPH COX • RUTH CLINE • DAVID ARNOLD • WILLIAM WAGNER • FRANK SCELFO • ALICIA RATLIFF • LARRY QUILLEN • CARL PETERSON • JEFFREY MCGRATH • MONA WURTZBACHER • CLINT PLAUCHE • HARRY KELLY • DIAN KANON • ROBERT BACON • GARY APPLEGARTH • BETTY HENLEY • JANICE FICKTER • HARRY DAY • BRAD WATTS • BRIAN CREMEANS • CHRISTOPHER PARKS • DOROTHY MANN • PEGGY LOVIO • RAYMOND ZIEGLER • JOANN SMITH • LARRY SHORT • CHARLES BACU • SHERRY FRESHOUR •

Directors & Officers



MARSHALL T. REYNOLDS
CEO and Chairman of the Board
Champion Industries, Inc.



PHILIP E. CLINE
President
River City Associates, Inc.
General Manager
Radisson Hotel Huntington



HARLEY F. MOONEY, JR.
Brigadier General U.S. Army (Retired)
Managing Partner
Mooney-Osborne & Associates



A. MICHAEL PERRY
Retired Chairman of the Board
Bank One West Virginia, N. A.



NEAL W. SCAGGS
President
Baisden Brothers, Inc.



GLENN W. WILCOX, SR.
CEO and Chairman of the Board
Wilcox Travel Agency, Inc.

CHARD MOSS • DANNY WETTERICH • ROBIN BAILEY • BARRY CARBO • MICHAEL DOHN • NANCY CUSHEY • DEBRA GUNKEL • JERAMAINE JINGLES • BETTY JONES • RACHEL ADKINS • TIM ROSS •

• SAMUEL BARNES • VERNON CREMEANS • JEREMY CROOK • LINDA DUNLAP • BRUCE FOWLER • ERIC GUMBERT • MICHAEL KIRTLEY • STEPHANIE LOCKHART • JOHN MCGRATH • MARYANN NEFF • RONNA PELINO • WILLIAM RIESER • MICHAEL SCHIFANO • LYNN TAGGART • TENNIE BARTLETT • HEATHER BRADBURY • BENJAMIN FOX, JR. • DAVID HAAS • MARK SKEENS • RONAL

DIRECTORS

Marshall T. Reynolds
CEO and Chairman of the Board, Champion Industries, Inc.

Louis J. Akers (Not pictured)
Vice Chairman of the Board of Directors
Ferris, Baker Watts, Incorporated

Philip E. Cline
President, River City Associates, Inc.
General Manager, Radisson Hotel Huntington

Harley F. Mooney, Jr.
Brigadier General U. S. Army (Retired); Managing Partner, Mooney-Osborne & Associates

A. Michael Perry
Retired Chairman of the Board, Bank One West Virginia, N.A.

Neal W. Scaggs
President, Baisden Brothers, Inc.

Glenn W. Wilcox, Sr.
CEO and Chairman of the Board, Wilcox Travel Agency, Inc.

OFFICERS

Marshall T. Reynolds
CEO and Chairman of the Board, Champion Industries, Inc.

Toney K. Adkins
President and COO

J. Mac Aldridge
Senior Vice President

Todd R. Fry
Senior Vice President and CFO

R. Douglas McElwain
Senior Vice President

James A. Rhodes
Senior Vice President

William G. Williams, Jr.
Senior Vice President

Gary A. Blackshire
Vice President

Walter R. Sansom
Secretary



CHARLES "BOB" HOOTEN

In Memoriam - Charles "Bob" Hooten

Champion Industries, Inc. lost a true friend and trusted business associate in June of 2004 with the passing of Mr. Charles R. "Bob" Hooten, member of the Board of Directors.

A native of Huntington, West Virginia, Mr. Hooten served various senior management positions with Hooten Equipment Company and was ultimately named President and CEO of the company in 1976. Hooten had served on the board of Champion Industries, Portec Rail Products, Premier Financial Bancorp and C.J.Hughes Construction Company. He was also a past director of Broughton Foods and Southern Belle Dairy and a member of the Natural Resource Commission of the State of West Virginia.

Mr. Hooten gave much of his time, energy and expertise to the betterment of the State of West Virginia. "Bob was a very personable man. He would take time out of his day to call and see how you were doing almost weekly. He loved to talk business and then just chat, usually about his hunting and fishing escapades. He certainly will be missed. He was a wonderful man," said Philip Cline, fellow member of the Champion board.

Mr. Hooten also was involved in his community and served on the board of the Charleston Area Medical Center, Kanawha Valley Hospital, Charleston Civic Center and Charleston Renaissance Corp. "There are very few people in this world who contribute as much as Bob Hooten did. He had the energy and expertise of a fine leader. Combine that with his impeccable family values and you've defined a good man," said Marshall Reynolds, CEO & Chairman of the Board, Champion Industries, Inc.

• BARRY CALEF • BRIAN BEL

STEPHEN PERKINS

E WILSON, III • DALE ZEUNER • LYNN WALKER • SARAH SPAIN • REGINA MCGRATH • RICK PLUMMER • EVELYN FRIESEL • DENISE FOX • RICHARD AKERS • GEORGE BALL • LARRY GRANT • TONY LEWIS • AMY KIS • AMBER SAMS • ANDREW RIFFEE • CAROLYN WILSON • JAMES THOMPSON • CINDY AUSTIN • JOYCE ANN GHEIDING • ROBERT HUNTLEY • CLELL KEITH •

Comforting those that need it most.

Being away from home at any time is always a challenge. Being away because you are fighting a war is the ultimate test of courage for the proud members of our United States Armed Forces and their families.

Chapman Printing of Charleston, WV recognized that challenge and decided to make Christmas a bit more comfortable for our men and women serving in Iraq. They took donations from members of the division and purchased items such as books, ornaments, personal care items and candy and made care packages for our troops. Each of these care packages were completed with personal notes of encouragement and support for their efforts.

RRY REECE • BRYAN ARNOLD • KEVIN BROWN • JAMES DAVIS • DONNA MONIN • JACQUELYN SMITH • MICHAEL SIMS • LORI MENKE • SANDRA • DWIGHT TRIPLETT

The Foundation for the Future

At Champion Industries, Inc. (the "Company" or "Champion") we have continually strived for achievement in many areas and we have always operated with the mission of:

"Give the customer what they want, when they want it!"

Our focus has always been, and will always be, on our customers. Our business has been centered on the partnerships we have developed with our customers and what it takes to exceed their expectations. We do this through constant evaluation and improvement of our processes, our technologies and our people. We invest heavily in all our resources so that we can build a foundation for the future and continue to provide top-quality printing and office products and furniture to our customers.

This annual report is centered on our core strengths which are our customers, our people, our communities, our growth and our vision. These areas form the fabric of Champion and allow us to look forward to strong results year after year.

The [illegible] the Future >> Customers

Customers are the fuel for the engine of our business. Every day we are able to make positive impressions, on our customers and through our customers, with the results we deliver. Whether our customers are in the printing side of our business or through the office products and furniture divisions, they expect outstanding results. We are able to deliver on those expectations by taking care of every detail along the way.

Every project we undertake is a custom solution for our customers. Every printed piece is unique and every office need is different. Because of this, our focus is on effective communications with our customers to identify their wants and needs and fully understand their expectations. Our goal is to gain the confidence of our customers through positive results in every aspect of every project. By creating strong, effective and productive relationships with our customers we solidify our current customer base and add growth through repeat business opportunities.

Customers of Champion range from individuals to enterprise-level corporations. Large or small, we recognize the importance of every customer to the continued success of our company. We treat every project as the only project and look forward to sharing in the positive outcomes of those projects with our customers.


BROWN • DAVID COLEMAN • NATHAN CHAPMAN • KELLI EARLES • CLARENCE FIBER
MAYNARD • BETTYLOU REED • CURTIS BLACK, JR. • DELILAH EVANS
WELSH • BRENDA BROOKS
MONROE •



Opening doors to the world.

Every day our lives are enriched by the people around us and the experiences that we have with them. A husband and wife team from our Consolidated Graphics division in Baton Rouge, LA have opened their home to students and professionals from all over the world. For the past 16 years, this duo has hosted numerous students who are away from their homeland through the International Hospitality Foundation at Louisiana State University.

In addition to the students, this couple brings the customs and cultures of American life to professionals from around the globe through the Friendship Force, a worldwide citizens exchange program founded by former President Jimmy Carter. Working directly with former First Lady Rosalynn Carter, they have hosted ambassadors from New Zealand, Australia, England and many others.

LOIS LEE • DAVID MCCORMICK, JR. • BRENDA MARKS • MARSHALL SMOOT • ROBERT TORLONE • LINDA WHITE • JOAN WILLIAMS



The true spirit of the holidays.

Christmas is a special time of the year for all of us. We enjoy time spent with our families, our friends and our colleagues. Two divisions of Champion captured the spirit of the holidays by giving of themselves and their resources to make Christmas a joyous time for families in their communities that couldn't afford to do so.

Chapman Printing of Huntington, WV went to the local Salvation Army and chose to help a family that could not afford gifts of any kind for their three children. Team members from the entire division dug a little deeper to donate and those donations led to multiple gifts of toys, clothing and sports equipment for each of the children.

Consolidated Graphics of Baton Rouge, LA makes it a point to give back to their community every year at Christmas by sponsoring a family that can't afford gifts, volunteering at local soup kitchens, and just reaching out to those in need. This year the team at Consolidated Graphics chose to sponsor three children that live in a local children's home. Through their donations and efforts, these three children were able to enjoy a Christmas that they otherwise could not.

The Foundation for the Future >>People

At Champion, we continue to operate our company based on a set of values. Those values include an unmatched work ethic, a strong desire for achievement, an unwavering positive outlook and a strong sense of family and community. These values have been the engine behind the growth of our organization and will be the constant for us as we move forward.

The worth of any company can be determined through the quality of the people behind their product or service. At Champion, our people are second to none. They carry themselves in a professional manner, with pride in their jobs and their company and a true respect for our customers.

These same people who will do whatever it takes to exceed their customers' expectations are the same people you will find coaching a little league team, organizing successful community fundraisers or giving their energies in many different ways to better their families and their communities. They are the type of people that we look for at Champion and we are proud to call members of the Champion team. These are the people who make it happen for our Company, our communities and our nation.



LTER ZALE • PAUL SCANLON, JR. • JAMES BARKER • ALLEN AUGUSTINE • ROBERT GIBSON • MARY RAMSEY • SCOTT PRICHARD • KARITA FERGUSON •

ENT WHEELER • MARY WALKER • EARL ROHRB

The Foundation for the Future >> Growth

Throughout 2004, as in previous years, Champion recognized the value of growth through acquisition. By paying attention to the state of the industry, identifying companies that would complement the operation and intense research, Champion acquired two existing companies located within our core market areas.

In May of 2004, through The Merten Company in Cincinnati, OH, Champion acquired certain assets of The Westerman Print Company. Merten purchased the Westerman customer list, files and certain accounts receivables. Additionally, certain Westerman sales executives were hired by the Company.

Another strong acquisition that occurred in 2004 was that of the Syscan Corporation in Charleston, WV. The purchase of Syscan was a significant step in the process of establishing an even stronger foothold in the areas of printing and office furniture and supplies throughout the middle-Atlantic states.

"We expect the Syscan acquisition to generate substantial earnings before interest, taxes, depreciation and amortization to Champion," Chairman and Chief Executive Officer Marshall Reynolds said.

The Syscan Corporation provides business products and services in West Virginia, Pennsylvania, northern Virginia and parts of Kentucky. The purchase is expected to add over $13 million in annual revenue to Champion's existing sales.

Syscan Corporation.

Syscan was founded in 1959 as a West Virginia manufacturer under the name "West Virginia Business Forms, Inc." The name was changed in 1987 to reflect the addition of a broad array of products and services and an expanded geographic market. The Company is now a regional, market-driven systems provider of integrated business products, administrative services and innovative procurement solutions that include its enterprise resource electronic catalog. Its geographic markets include West Virginia, northern Virginia, Pennsylvania and central and eastern Kentucky.

WOOD, JR. • TAMMI DURHAM • TERI MITCHELL • SEAN MCHONE • JOHN SHUFORD • DEBROAH SHA[illegible] • [illegible]DNEY TOMBLIN • FREDERICK WILLIAMS • DONALD BECHTOLD • CHARLES BROWN • MARK COLE • JAMES CIMAROLLI • ELIZABETH ESTEP • GREG FILEDS • JAMES HILL • SCOTT HA[illegible] • JASON MEGYESY • LISA SMALLEY • STACY SHERIDAN • MATTHEW STAMPER • WILLIAM WARD • LEE WATTS

The Foundation for the Future >>Community

At the heart of every company are its customers, its people and its products. An equally important part of the success of an organization is the community in which it does business.

As a socially, fiscally and ethically responsible business, we play an active role in our communities by not only making financial contributions but also by giving of our time, our energy and our talents. Customers and employees of Champion are continually giving of themselves towards the betterment of the area in which they live. While the initiatives in each community may be different, the passion for improvement is a constant that Champion strongly encourages its team members to actively participate in.

Rallying the support of the community.

Finding the time to see to the challenges of everyday life can be a daunting task. One couple in our Consolidated Graphics, New Orleans division has found the energy to not only attend to their own needs but the needs of their community through leadership in many fundraising events.

This husband and wife team has volunteered their time and talents to raise funds for a local Alzheimer's Adult Daycare Center, the State of Louisiana's American Heart Association, regional environmental causes, and found the time to organize golf tournaments that have hosted over 150 individuals from throughout the area.

SANDRA FINLEY · KEITH MARCUM · DWIGHT TRIPLETT · ROCKE THOMPSON · DANIEL KURI, SR. · CHRISTOPHER RAGUSA · JOSEPH STROTHER · DONALD SPUDE · MARC [illegible] · CHARLES TITTLE · [illegible]



The Foundation for the Future >> Investment & Efficiency

Every company strives to maximize its resources. At Champion we are no different. We continually evaluate our operations to create efficiencies through strategic capital investments, raw material purchasing and the ability to create strong economies of scale through plant consolidation.

In 2004 we were able to increase our effectiveness by ceasing operations at our Blue Ridge Printing Knoxville plant and consolidating that operation into the Blue Ridge Printing Asheville plant. Additionally, we recognized an opportunity in our Louisiana divisions and co-located Bourque Printing, Transdata and Diez Printing into one facility located in Baton Rouge. These consolidations have made an immediate impact towards the increased competitive efficiencies necessary for business success in today's markets. To this end we have changed our name in Louisiana to Consolidated Graphics to better communicate our strategic focus.

2004 was also a year for investment in better printing technologies in many of our divisions. The Consolidated Graphics Baton Rouge division acquired a Heidelberg© Digital Imaging (DI) Press which allows it to quickly output process-color customer projects in a much more cost-effective fashion for both the customer and the Company. In Parkersburg a 29-inch Heidelberg© Perfector 5-color press with in-line coating capabilities was added that allows the Company to eliminate up to 60% of the production time normally associated with some customer projects. This new press allows the Company to print numerous combinations of colors on both sides of a printed piece simultaneously. This will result in significant cost-savings for both the Company and the customer.

During first quarter 2005, new pre-press facilities were installed in our Consolidated Graphics - New Orleans and Blue Ridge divisions that have resulted in an increased ability to stay on the cutting edge of software technologies and improve the workflow process. In addition, many of our divisions throughout the country added digital proofing printers that eliminate a costly and time-consuming step in the printing process and allow our sales professionals to deliver digitally-imaged, calibrated proofs to our customers in significantly less time than was previously achievable.


H SPAIN · MELLISA ADAMS · PAUL FINLEY · TERRY FLORA · KATHERINE

Investing in our future.

It is often said that the best investment one can make is not of the financial sort, but rather of their time. It takes a special individual to lead, motivate and instruct a group of youngsters in any activity, sport or otherwise and Champion is proud to have many of those leaders as members of our team.

One of our salesmen in Eastern Kentucky volunteers his time to assist in coaching the local high school football team. A press operator from the Blue Ridge Printing operation in Asheville, NC has channeled his energy and given his time to the youth of his community by coaching basketball, football and baseball. His commitment has led to incredibly successful teams in every sport.

An estimator from our Merten Division in Cincinnati, OH has spent the last six years as a volunteer baseball coach for young men preparing for college in his area. While teaching the finer points of the game is important, this coach instills in his young men the same values that Champion values on a daily basis. "Each and every player that is a part of our team is instilled with values and life skills such as teamwork, accountability, responsibility, punctuality, hard work, dedication, commitment, persistence and perseverance."

WAYNE WURSTER · DEAN TWEDT · DIANE REESE · ELIZABETH POLLOCK · RALPH HOTT · BLAIR HARRIS · DIANA ROMSKY · BARBARA DARTUS · MARY DENK · JOSEPH DAY



Giving back.

We all value our vacation time. It is a time that we can relax with our families and recharge for the challenges that lie ahead for us. One of our Customer Service Representatives from Chapman Printing in Huntington, WV used his vacation time to work even harder.

A group from his church organized a mission trip to the town of Punta de Piedra on the coast of Venezuela for ten days. During a time of political turmoil and social unrest in that country, this group was instrumental in improving the lives of an impoverished society by teaching, building, providing medical assistance and enriching the lives of over 300 people through their efforts.

The Foundation for the Future >> Vision

At Champion, we see the future as potential opportunities waiting to be seized. We have committed ourselves to continuing to build on the foundation of our business in order to grasp those opportunities. We will do so by focusing on our core strengths, our people, our processes, our communities and most importantly, our customers.

We have invested heavily in many areas of our business in order to be poised for present and future opportunities in all of our divisions. We have combined resources throughout our company to create the economies of scale needed in business today. We have been strong partners in each of our communities throughout the United States. We have positioned our company for continued strong performance by growth through acquisition. We have continually improved upon our internal processes to be more efficient in our business practices.

We continue to create strong opportunities through progressive practices. We are confident that we have a strong foundation for the future and will welcome the positive impact that this foundation affords us. Finally, we have instituted the appropriate management changes as the key component to our senior leadership foundation.



NDRA FINLEY • KEITH MARCUM • DWIGHT TRIPLETT • ROCKE THOMPSON • DANIEL KURI, SR. • CHRISTOPHER RAGUSA • JOSEPH ST DONALD SPUDE • MARGARET

The Foundation for the Future >> Management

One of the strongest components of the Company has always been to recognize strong leadership and leverage that leadership to provide strong results. In 2005, we are realigning our management structure to better serve the needs of our customers.

Taking into consideration key geographic regions and functionality within each division, the Company has promoted members of it's leadership team into positions that allow improved efficiencies across the entire organization.

"We are aggressively reviewing our operating philosophy and making changes where we see enhancements from a strategic viewpoint. This management change will streamline our entire organization and increase the cross functionality and compatibility between divisions. These individuals are committed to the future of the Company and have the requisite skills, experience, leadership and dedication to accomplish the mission," said Marshall T. Reynolds, Chairman and CEO of the Company.

J. Mac Aldridge, Senior Vice President, will have market responsibility for the Company's entire line of office products and office furniture. Mr. Aldridge has been with the Company since 1983 and has served in various roles in both the office products and office furniture as well as the printing sides of Champion.

Todd R. Fry will serve as Senior Vice President as well as continuing in his role as Chief Financial Officer of the Company. Mr. Fry has been with the Company since 1999 and has served as Vice President and Chief Financial Officer during his tenure with the Company.

R. Douglas McElwain, Senior Vice President, will have market responsibility for the Company's operations in North Carolina, Mississippi, Louisiana and Cincinnati, Ohio. Mr. McElwain has been with the Company since 1986 and has served as both a sales representative and division manager.

James A. Rhodes, Senior Vice President, will have market responsibility for the Company's Pennsylvania operations as well as Parkersburg, West Virginia and Kingsport, Tennessee. Mr. Rhodes has been with the Company since the acquisition of Interform Solutions in December 1996.

William G. Williams Jr., Senior Vice President, will have market responsibility for the Company's operations in Kentucky as well as the operations in Charleston and Morgantown, West Virginia. Mr. Williams has been with the Company since the acquisition of the Syscan Corporation in 2004.



"Our new senior management team will give us the flexibility to capitalize on market opportunities and implement strategic initiatives in a more dynamic manner. This team has a strong desire to achieve outstanding results. We look forward to working with all the employees of Champion in building a world class organization to better serve our customers and communities."

Todd R. Fry

>> **TODD R. FRY,** Senior Vice President and CFO

RUTH CLINE • ERNIE BALL, II • JANICE GASPARD • DAVID BLACK • PAUL FINLEY • ALLEN FOWLER • MICHAEL EXLER • DEBRA HEVNER • ADAM SILVERS • MARILYN SOKELAND • JON WAGNER • JOYCE CLARK • BARBARA FARNSWORTH • SUSAN HAGAN • HATTIE MORROW

> "I have had the privilege of working with this group of leaders over many years and look forward to working with our new management team as we drive forward into 2005."
>
> >> **TONEY K. ADKINS,** President and COO



Toney K. Adkins, President and COO

As I look toward the future for Champion Industries, Inc. I feel a great sense of confidence in the direction we are moving. It is our goal to work together, as a team, to project our company into a class that will be the envy of the industry.

We have put together a management team that provides many years of experience and expertise in the printing, office supplies and furniture markets. No one person can propel us to these heights, it will be through the hard work of each of these managers. We must make sure that we have the right people in the right positions and that everyone is accountable for their results.

With the consolidations that were made during a downturn in the economy, we were able to withstand economic pressures that were devastating to others in the printing and office supplies industry. Now we must focus on increasing our revenues by providing our wide line of products and superior service to our customers. We must focus on maximizing the machine utilization that we have available to us in many of our facilities, while at the same time eliminating or reducing all unnecessary costs. If we focus on these goals we will continue to grow and we will enhance our profits.

We must stay focused on making each of our facilities the "first call" provider to our customers for their printing, office supplies, or furniture needs.

Toney K. Adkins, President and COO

KEVIN KEITH • PAMELA JACKSON • RONNA PELINO • JAMES BOYER • RYAN O'TOOLE • JAMES RHODES • TIM ROSS • CARL SAMPLES • PAUL TONY • ANITA URBAN •





J. Mac Aldridge, Senior Vice President

As we move forward into 2005 and beyond, I am optimistic about the future of the Company. With the recent acquisition of the Syscan Corporation we more than solidified our position as the largest independent office products and office furniture dealer in the State of West Virginia. Currently our impact extends well beyond West Virginia and we continue to look for acquisition opportunities in geographic areas that would coincide with Champion's overall growth concepts. We review areas that utilize full-line sales personnel or are employing the proven Smith & Butterfield concept of maximizing a solid office products company with strong management and introducing printing sales that can be manufactured in the various Champion plants as a component of their revenue streams.

A contract stationer must be aligned with a strong buying group in order to reap the purchasing power to compete with the global players in the office products and office furniture industries. As charter members of the Direct Purchases Catalog Group, we join forces with some of the largest independent dealers in the United States and leverage the power of over $100 million dollars in purchasing on an annual basis. The membership in this exclusive buying group increases our circle of influence and allows us to compete in any market.

Looking forward, the market for our products is in a constant state of change. Businesses and consumers demand more and we have recognized the necessity of import products as a strong competitive component in the large contract business. Champion has begun to use these products with success. These product offerings are consistent in both the office products and office furniture sides of our business.

Nationally, over the past three to five years, the office furniture industry has suffered a significant sales decrease. The major furniture manufacturers experienced significant reductions in workforces due to lack of demand. The year 2004 proved to be a turning point in the industry and we look forward to improved results going forward.

Service-based business is increasingly important as we move into 2005. By continuing to provide impeccable service to our customers, we differentiate ourselves from others which allows us to retain and increase our customer base. We continue to trend towards more presentations that are capability and service-based rather than viewing office furniture as a pure commodity. We are broadening our product and service offerings by taking advantage of the diversification that our vendors such as Haworth and Architectural Elements offer in the area of walls, floors and air handling. Environmental issues are becoming a critical component of the office furniture industry and our Leeds certification can and will allow us to keep five steps ahead of the pack.

Champion is a progressive company and I am certain that the office products and office furniture divisions of the Company will continue to make a positive impact.

J. Mac Aldridge, Senior Vice President

Champion is a progressive company and I am certain that the office products and office furniture divisions of the Company will continue to make a positive impact.

>> **J. MAC ALDRIDGE,** Senior Vice President

KAREN LYSAGHT • DIANE REESE • KURT PREBLES • LISA SMALLEY • JOANNA SHEN • KATHY VINCENT • RODNEY TOMBLIN • PAUL TONY • GAYLE WILDER • KIMBERLY WALTERS • JENNIFER WILSON • CLARENCE WILSON, III • GWEN ZANCA • RENEE WIMER • CECIL WEIGHTMAN • EWELL WHITE • ADAM SILVERS • NELSON BOYES •

> "Our success will rely on continuing to do what we do best--creating value for our customers by expanding our printing capabilities."
>
> >> **R. DOUGLAS MCELWAIN,** Senior Vice President

PATSY SMITH · ZACHARY TONTI · SAMUEL VANCE, II · THOMAS MILLER · LORI MENKE · BRENDA MARKS · CHAD JEFFERS · TERRY KELLY · HELEN KENNEDY · AMANDA DOTSON · LINDA DUNLAP · DANA GREEN · SHERR



R. Douglas McElwain, Senior Vice President

The need for printing will always exist. As Champion Industries evolves, I believe we will find business coming from many new sources. As I see it, our continued growth will depend upon our response to the changing needs of our customers.

The restructuring of Champion's new management team provides a more streamlined, and more efficient network for successfully meeting our customers' needs. My experience has been that periods of change have served to energize and motivate employees. I look forward to the daily challenges and relationships to be forged with my new assignment. My belief is that the most valuable companies are managed by those who listen and inspire. My goal is to be such a leader.

The companies that will be under my supervision are: Consolidated Graphics located in New Orleans and Baton Rouge, Louisiana; Blue Ridge Printing in Knoxville, Tennessee, and Ashville, North Carolina; Champion Industries in Jackson, Mississippi; and The Merten Company in Cincinnati, Ohio. Each of these companies has distinct printing capabilities. Our companies in New Orleans, Ashville, and Cincinnati produce the highest quality color printing that a customer may need. The growth of the Baton Rouge based Consolidated Graphics has been based on consistent market penetration and the acquisition of Transdata Systems. This network of companies will provide the resources for us to be successful in the printing industry. Our success will rely on continuing to do what we do best--creating value for our customers by expanding our printing capabilities. I see our progress as a direct result of staying focused on our clients' needs. The lines of communication must remain open and constant to anticipate their needs.

The main reason customers maintain a relationship with their printer is a combination of trust, honesty, and service. For me, these three traits are representative of what each of us should strive to be. The goal is to have those companies mentioned above reflect these ideals.

I believe this new management team recognizes that Champion Industries is as strong as ever and is committed to a vision for the future. We believe and recognize that a thirst for success begins in the heart and that hard work, determination, and steady progress produces results. We all share the belief that it is our responsibility to inspire others to achieve more than they ever thought was possible.

I look forward to our growth in the years ahead. I believe our job is to lead people to a purpose, the purpose of being the absolute best at what we do. Without embellishment, let the journey to the future begin today.

R. Douglas McElwain

R. Douglas McElwain, Senior Vice President





James A. Rhodes, Senior Vice President

It is an exciting time for all of us at Champion Industries. I am honored to have been selected as a senior member of our new management team, and to have this opportunity to share my thoughts on our future with you.

As a result of our recently announced restructuring, I will now be working with the Donihe Graphics, Interform Solutions, Consolidated Graphic Communications, and Chapman Printing-Parkersburg divisions. These divisions are diverse organizations that provide Champion's customers with a broad spectrum of printed products and services. This group of companies produce everything from basic one-color cut-sheets, to the full range of business forms, labels, stationery products, envelopes, promotional items, presentation folders, and the highest quality web and sheet fed commercial printing. State-of-the-art variable imaging, digital color and direct mail printing, and a host of additional supporting print services are also integral components of our "total print solution". Our e-LINK® e-commerce program ties all of these products and services together in a customer friendly web ordering system. e-LINK® enables customers to do business with us 24/7, from anywhere in the world. It was developed to help our customers reduce print acquisition costs, improve operational efficiency, and provide "best in class" print management services throughout their organizations.

The landscape of the printing industry looks much different today than it did twenty-five years ago when I sold my first print order. Technology has become an ever increasing driver of change in our industry, and our ability to integrate emerging technologies with our traditional production processes is vital for our long-term success. Accordingly, we have made significant investments in the technology arena during the past year, in both our pre-press departments and press rooms. It is my sincere belief that these investments form a strong foundation on which to build our future.

While our technology and production capabilities are vital ingredients for success, the ***real difference*** maker at Champion Industries is our people. We can invest in the latest technology, install the most efficient production equipment in the industry, but if we don't have the people that can make these resources valuable for our customers, we have nothing. Fortunately, we are blessed to have some of the finest men and women in the entire printing industry working for the Champion Industries family of companies. I am confident that - **together** - we will build a bright and profitable future for all of our shareholders.



James A. Rhodes, Senior Vice President

"We are blessed to have some of the finest men and women in the entire printing industry working for the Champion Industries family of companies."

>> JAMES A. RHODES, Senior Vice President



NETTERICH • ROBIN BAILEY • BARRY CARBO • MICHAEL DOHN • NANCY CUSHEY • DEBRA GUNKEL • JERAMAINE JINGLES • [illegible] ADKINS • TIM ROSS • JEFFREY MCGRATH • CARL PETERSON • LARRY QUILLEN • ALICIA RATLIFF • FRANK SCELFO • WILLIAM WAGNER • DAVID ARNOLD • JOSEPH COX • PHIL GAYHEART • STEVE BARNES • NANCY CUSHEY • LINDA DUKE • LOLA [illegible]

"To achieve our goal of being one of the top two companies in our industry in each of our regional markets, we must embrace a change-oriented philosophy as we offer our customers more ancillary products and value-added services."

>> WILLIAM G. WILLIAMS, JR., Senior Vice President



William G. Williams, Jr., Senior Vice President

Implementing a Change Culture and Accelerating Organic Growth

Champion Industries is poised for growth and high performance in 2005. To achieve our goal of being one of the top two companies in our industry in each of our regional markets, we must embrace a change-oriented philosophy as we offer our customers more ancillary products and value-added services.

The recent acquisition of Syscan Corporation is central to our client-focused business strategy. First, we are converting the Syscan manufacturing plant in Charleston into a Customer Solutions Center. The center will provide digital printing on demand, kitting, mailing and distribution solutions for our customers nationwide. Also, the consolidation of the Chapman Printing and Syscan sales offices in the Charleston market will provide significant synergy to our profit model while strengthening our competitive position.

Our Morgantown and North Central West Virginia markets are growing and vibrant. We will continue to focus on increasing our print sales while building upon our experience and increased buying power in furniture and office supplies to expand into surrounding markets.

Our central Kentucky region is well positioned with new leadership and additional print management solutions. We will leverage our fulfillment capabilities as we provide a comprehensive supply management solution for our customers.

As a truly marketing-led organization, we will refine our sales strategies to focus on high-growth product lines and value-added services to increase utilization of our fixed assets and drive profitability. We are committed to creating a "Champion University" to foster an environment of continued learning as we create a high-performance sales organization. We will align our sales force with key customer groups, specifically clients in the banking and insurance, healthcare, industrial, transportation and trade association segments.

The key to execution will be the integration of our key business applications into one shared database that interfaces with our print management portal. The addition of office supplies and advertising specialties to our electronic portal will provide our customers a Total Supply Chain solution that extends well beyond ink on paper. Clearly, to make this happen we must embrace new technology and automation. The result will be improved customer satisfaction, more efficient workflows, and increased profitability for our shareholders.

Bill Williams

William G. Williams, Jr., Senior Vice President

ROBIN KAHA · DOROTHY KEITH · DONALD HUGHES · JAMES MCCARTT · IRK MCCONNELL · AMANDA NIEHAUS · RITA NEMETH · WILSON SH

Champion Industries, Inc. Printing Divisions



Consolidated Graphic Communication
Bridgeville, PA
Interform Solutions
Bridgeville, PA
The Merten Company
Cincinnati, OH
Chapman Printing Company
Parkersburg, WV
Chapman Printing Company
Charleston, WV
Syscan Corporation
Charleston, WV
Carolina Cut Sheets
Huntington, WV
Chapman Printing Company
Huntington, WV
US Tag
Huntington, WV
Chapman Printing Company
Lexington, KY
Donihe Graphics
Kingsport, TN
Blue Ridge Printing
Asheville, NC
Champion Industries Jackson
Jackson, MS
Consolidated Graphics
Baton Rouge, LA
Consolidated Graphics
New Orleans, LA

CONSOLIDATED GRAPHICS
A Division of Champion Industries, Inc.

iNTERFORM SOLUTIONS
A DIVISION OF CHAMPION INDUSTRIES, INC.




Donihe Graphics
A DIVISION OF CHAMPION INDUSTRIES, INC.


THE MERTEN COMPANY
A DIVISION OF CHAMPION INDUSTRIES, INC.

US TAG

Consolidated Graphics - Baton Rouge Division
10848 Airline Highway » Baton Rouge, LA 70816

Phone: 225.291.9090 » Toll Free: 800.552.4610 »
Fax: 225.291.0900 » E-Mail: cgsales@bellsouth.net

Mid-sized commercial printer with full digital pre-press » Office product sales » 1- to 5-color presses up to 26 in. x 40 in. » Full bindery featuring automated saddle stitching and perfect binding » Fulfillment

Consolidated Graphics - New Orleans Division
746 Carondelet Street » New Orleans, LA 70130

Phone: 504.525.8283 » Toll Free: 800.807.9688 »
Fax: 504.569.0715 » E-Mail: cgsales@bellsouth.net

Mid-sized commercial printer with full digital pre-press » 1- to 6- color presses up to 26 in. x 40 in. » Full bindery featuring automatic saddle stitching and perfect binding » Fulfillment services

Donihe Graphics
766 Brookside Drive » Kingsport, TN 37660

Phone: 423.246.2800 » Toll Free: 800.251.0337 »
Fax: 423.246.7025 » E-Mail: donihesales@champion-industries.com

Medium- to long-run half-web color printer with full digital pre-press featuring full color separations » 5-color 2-sided Harris M110 press up to 17 3/4 in. x 26 1/2 in. with UV coating » 6-color sheetfed press up to 28 in. x 40 in. with coater and full bindery

Interform Solutions
1901 Mayview Road » Bridgeville, PA 15017

Phone: 412.221.3300 » Toll Free: 800.255.3370 »
Fax: 412.221.6585 »E-Mail: info@interformsolutions.com

Leading manufacturer of business forms and direct mail printing to the trade » Roll-fed presses up to 8-color » Full bindery » Mailer and blown-on labels » Direct mail printing and in- house mailing services » Bar coding for inventory control » Variable imaging and personalization » Forms management programs » Foil embossing and registered holograms » Warehousing

The Merten Company
1515 Central Parkway » Cincinnati, OH 45214

Phone: 513.721.5167 » Toll Free: 800.255.8638 »
Fax: 513.241.2219 » E-Mail: sales@mertenco.com

Mid-sized commercial printer with full digital pre-press » 1- to 6-color presses up to 28 in. x 40 in. with in line aqueous coating » Full bindery » Fulfillment services

Syscan Corporation
Syscan Business Park » Suite 100 » 2800 7th Avenue »
Charleston, WV 25312

Phone: 304.744.4686 » Toll Free: 800.999.2471
Fax: 304.744.4980 » E-Mail: info@syscancorp.com

Full line printing and services distributor » Print management » Fulfillment » B2B e-commerce solutions » Mail » Digital print

US Tag
2450-90 1st Avenue » Huntington, WV 25703

Phone: 304.691.5046 » Toll Free: 800.638.1018 »
Fax: 304.691.5060 » Fax Toll Free: 800.625.6076 »
E-Mail: ustag@champion-industries.com

Stock and custom tag manufacturer » Small-sized commercial printer with full digital pre-press » 1- to 3-color presses up to 14 in. x 20 in. » Letterpress up to 18 in. x 22 in. » Full bindery




Carolina
Cut Sheets
A DIVISION OF CHAMPION INDUSTRIES, INC.


CHAMPION
INDUSTRIES
JACKSON


CHAPMAN
PRINTING
COMPANY
CHARLESTON



CHAPMAN
PRINTING
COMPANY
HUNTINGTON


CHAPMAN
PRINTING
COMPANY
LEXINGTON


CHAPMAN
PRINTING
COMPANY
PARKERSBURG




Blue Ridge Printing
544 Haywood Road >> Asheville, NC 28806

Phone: 828.254.1000 >> Toll Free: 800.633.4298
Fax: 828.252.6455 >> E-Mail: asheville@brprinting.com

Specializing in super-critical color catalogs, brochures and annual reports for fashion, furniture and financial clientele as well as ad agencies >> Highest quality commercial printer with full digital pre-press >> Utilizes proprietary UltraRaster™ color separation process >> 4- and 6- color presses up to 28 in. x 40 in. >> Full bindery >> Die cutting

Carolina Cut Sheets
P.O. Box 299 >> Huntington, WV 25707

Phone: 304.691.5041 >> Toll Free: 800.745.5301 >>
Fax: 888.747.5287 >> E-Mail: ccs@champion-industries.com

Roll to cut sheet business forms manufacturer with digital pre-press >> 1- to 5-color presses up to 17 1/2 in. x 22 in. >> Capabilities include folding, drilling and padding

Champion Industries Jackson
323 East Hamilton Street >> Jackson, MS 39205

Phone: 601.355.4531 >> Toll Free: 800.677.7677 >>
Fax: 601.335.3406

Office products sales >> Printing sales headquarters with digital pre-press

Chapman Printing Company
1565 Hansford Street >> Charleston, WV 25311

Phone: 304.341.0676 >> Toll Free: 800.824.6620 >>
Fax: 304.341.0688 >> E-Mail: cpcchas@champion-industries.com

Printing sales headquarters with full digital pre-press >> Office product sales

Chapman Printing Company
2450-90 1st Avenue >> Huntington, WV 25703

Phone: 304.528.2791 >> Toll Free: 800.624.3431 >>
Fax: 304.528.2746 >> E-Mail: cpcprep@champion-industries.com

Mid-sized commercial printer with full digital pre-press >> Office product sales >> 1- and 2-color presses up to 28 in. x 40 in. >> Full bindery with auto saddle stitch and perfect binding >> Letterpress, envelope presses and foil stamping >> In-house rotary division for manufacturing short- to medium-run business forms, laser cut sheets and continuous snapout >> Off- and online MICR encoding >> Automated presentation folder/gluer

Chapman Printing Company
890 Russell Cave Road >> Lexington, KY 40505

Phone: 859.252.2661 >> Toll Free: 800.432.0959 >>
Fax: 859.231.8341 >> E-Mail: ann@champion-industries.com

Printing sales office with full digital pre-press >> Office product sales

Chapman Printing Company
405 Ann Street >> Parkersburg, WV 26101

Phone: 304.485.8596 >> Toll Free: 800.458.8596 >>
Fax: 304.485.4793 >> E-Mail: cpcpkbg@champion-industries.com

Mid-sized commercial printer with full digital pre-press and full color separations >> Office product sales >> 5- and 6-color presses up to 28 in. x 40 in. >> Full bindery >> Digital Process Color Press

Consolidated Graphic Communications
1901 Mayview Road >> Bridgeville, PA 15017

Phone: 412.221.2700 >> Toll Free: 800.568.3676 >>
Fax: 412.257.8628 >>E-Mail: info@cgc1.com

Full line printing and services distributor >> Print management >> Fulfillment >> B2B e-commerce solutions >> Promotional products >> Pre-press services >> Digital Process Color Press

BRONSON • PHILLIP BUCKNER •

STEVEN SIMMONS • CORNELIUS SHAW, JR. • JOSEPH STABILE • DONALD BROWNINGS • SCOTT CHILDERS • MATTHEW COCHRAN • THOMAS ELLINGER • VINCENT HAMMEL • BRIAN HENSLEY • MICHAEL MILES • JIMMIE STEVENS • RICHARD THOMPSON, JR. • WILLIAM CHILTON •

PAIGE CHAPMAN • KENNETH GALOSKY • DIANE HARDY • THOMAS STALNAKER • BRENA STEVENS • EUGENE CLEVELAND • JOSEPH CHIRICO • DAVID GANNON • SHARON HARLESS • GREGORY MILLER • BRAD WATTS • MARK ADKINS • CHRISTI CHESHER • THOMAS CLARK • CHARLES EDWARDS • ROBERT ENGLISH • SANDRA HAWKINS • HAROLD MERTEN III • SCOTT

Champion Industries, Inc. Office Products & Furniture Divisions



Capitol Business Interiors
Wheeling, WV
Syscan Corporation
Morgantown, WV
Champion Clarksburg
Clarksburg, WV
Garrison Brewer
Parkersburg, WV
Capitol Business Interiors
Charleston, WV
Syscan Corporation
Charleston, WV
Stationers, Inc.
Huntington, WV
Smith & Butterfield Company
Evansville, IN
Smith & Butterfield Company
Owensboro, KY
Champion Industries Jackson
Jackson, MS
Consolidated Graphics
Baton Rouge, LA

Stationers, Inc.
1945 5th Avenue >> Huntington, WV 25703

Phone: 304.528.2780 >> Toll Free: 800.862.7200 >>
Fax: 304.528.2795 >> E-mail: e-champ@champion-industries.com

Full line of office products and supplies >> Data products and supplies >> Office furniture: A-Grade; Mid-range; Budget; Pre-owned >> Design services

Smith & Butterfield Company
2800 Lynch Road >> Evansville, IN 47711

Phone: 812.422.3261 >> Toll Free: 800.321.6543 >>
Fax: 812.429.0532

Smith & Butterfield Company
115 East 3rd Street >> Owensboro, KY 42303

Phone: 270.683.3555 >> Fax: 270.683.3556

Full line of office products and supplies >> Data products and supplies >> Office furniture: A-Grade; Mid-range; Budget; Pre-owned >> Design services >> Printing Sales

Syscan Corporation
Syscan Business Park >> Suite 100 >> 2800 7th Avenue >>
Charleston, WV 25312

Phone: 304.744.4686 >> Toll Free: 800.999.2471
Fax: 304.744.4980 >> E-Mail: info@syscancorp.com

Office product sales >> Office furniture distributor

1704 Mileground Road >> Suite 1 >> Morgantown, WV 26505

Phone: 304.284.0200 >> Toll Free: 800.999.2471
Fax: 304.284.0209 >> E-Mail: info@syscancorp.com

Office product sales >> Office furniture distributor


CAPITOL
BUSINESS
INTERIORS
A DIVISION OF STATIONERS, INC.


CHAMPION
INDUSTRIES
JACKSON



GarrisonBrewer
A DIVISION OF STATIONERS, INC.




CHAMPION
CLARKSBURG
A DIVISION OF STATIONERS, INC.


CONSOLIDATED
GRAPHICS





Capitol Business Interiors
711 Indiana Avenue >> Charleston, WV 25302

Phone: 304.343.7550 >> Toll Free: 800.628.7880 >>
Fax: 304.346.3350

Capitol Business Interiors
1214 Main Street >> Wheeling, WV 26003

Phone: 304.233.8880 >> Toll Free: 800.962.3659 >>
Fax: 304.233.8866

Office furniture: A-Grade; Systems >> Space planning and design

Champion Clarksburg
700 North 4th Street >> Clarksburg, WV 26301

Phone: 304.623.6688 >> Toll Free: 866.313.4781>>
Fax: 800.806.2068

Full line of office products and supplies >> Data products and supplies >> Office furniture: A-Grade; Mid-range; Budget; Pre-owned >> Design services >> Printing sales

Champion Industries Jackson
323 East Hamilton Street >> Jackson, MS 39205

Phone: 601.355.4531 >> Toll Free: 800.677.7677 >>
Fax: 601.355.3406

Office products sales >> Printing sales headquarters with digital pre-press

Consolidated Graphics - Baton Rouge Division
10848 Airline Highway >> Baton Rouge, LA 70816

Phone: 225.291.9090 >> Toll Free: 800.552.4610 >>
Fax: 225.291.0900 >> E-Mail: cgcsales@bellsouth.net

Full line of office products and supplies >> Data products and supplies >> Office furniture: Mid-range; Budget

Garrison Brewer
405 Ann Street >> Parkersburg, WV 26101

Phone: 304.485.8596 >> Toll Free: 800.458.8596 >>
Fax: 740.423.1612

Full line of office products and supplies >> Data products and supplies >> Office furniture: A-Grade; Mid-range; Budget; Pre-owned >> Design services >> Printing services >> E-Mail: cpcpkbg@champion-industries.com

MITH • HEATHER SPRADLING • JOAN WILLIAMS • RAYMOND ZIEGLER • GARY APPLEGARTH • LAWRENCE BAILEY, JR. • ANDREW CARELLE • DOUGLAS CHYTIL • MICHAEL DEAN • JEREMY DUNHAM • KIM HIXENBAUGH • DAVID HECK • TERRY LEWIS • JUDITH KLOS • HATTIE MORROW • MARYANN NEFF • PATRICK VANHORN • MITCHELL TIBBITS • JANE WESSEL • MICHAEL YESENCZKI • TONEY ADKINS • ERNIE BALL II • TIMOTHEY DONNELLY • JAMES DELBRUGGE • DIAN KANON • RYAN JARRELL • CYNTHIA PIERSON • MICHAEL OWENS • DAVID REED • JACQUELYN SMITH • WILMA SHIFLETT • H

Financial Table of Contents

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data for each of the five years in the period ended October 31, 2004 have been derived from the Audited Consolidated Financial Statements of the Company. The information set forth below should be read in conjunction with the Audited Consolidated Financial Statements, related notes, and the information contained in Management's Discussion and Analysis of Financial Condition and Results of Operations appearing elsewhere herein.

	Year Ended October 31,				
	2004	**2003**	**2002**	**2001[1]**	**2000**
Operating Statement Data:	(In thousands, except share and per share data)				
Revenues:					
Printing	**$ 95,325**	$ 96,537	$ 95,194	$ 98,146	$ 96,657
Office products and office furniture	**29,077**	25,646	27,690	26,998	29,672
Total revenues	**124,402**	122,183	122,884	125,144	126,329
Cost of sales:					
Printing	**70,209**	70,352	68,771	71,816	69,376
Office products and office furniture	**19,690**	17,453	19,480	18,661	19,927
Total cost of sales	**89,899**	87,805	88,251	90,477	89,303
Gross profit	**34,503**	34,378	34,633	34,667	37,026
Selling, general and administrative expenses	**33,165**	31,222	30,560	31,800	32,621
Restructuring costs	—	—	—	2,052	—
Asset impairment costs	—	—	—	3,061	—
Income (loss) from operations	**1,338**	3,156	4,073	(2,246)	4,405
Interest income	**7**	4	14	64	71
Interest expense	**(301)**	(167)	(386)	(891)	(1,018)
Other income	**288**	10	73	528	114

SELECTED CONSOLIDATED FINANCIAL DATA (CONTINUED)

	Year Ended October 31,				
	2004	**2003**	**2002**	**2001[1]**	**2000**
Income (loss) before income taxes	**1,332**	3,003	3,774	(2,545)	3,572
Income tax (expense) benefit	**(582)**	(1,235)	(1,566)	363	(1,463)
Net income (loss)	**$ 750**	$ 1,768	$ 2,208	$ (2,182)	$ 2,109
Earnings (loss) per share:					
Basic	**$ 0.08**	$ 0.18	$ 0.23	$ (0.22)	$ 0.22
Diluted	**0.08**	0.18	0.23	(0.22)	0.22
Dividends per share	**$ 0.20**	$ 0.20	$ 0.20	$ 0.20	$ 0.20
Weighted average common shares outstanding:					
Basic	9,729,000	9,714,000	9,714,000	9,714,000	9,714,000
Diluted	9,825,000	9,761,000	9,726,000	9,714,000	9,714,000

	October 31,				
	2004	**2003**	**2002**	**2001**	**2000**
Balance Sheet Data:	(In thousands)				
Cash and cash equivalents	**$ 1,745**	$ 2,172	$ 4,507	$ 5,765	$ 3,174
Working capital	**26,913**	26,977	26,072	26,041	29,070
Total assets	**64,150**	58,469	59,508	63,950	71,559
Long-term debt (net of current portion)[2]	**8,257**	3,966	1,805	4,549	8,070
Shareholders' equity	**41,551**	42,691	42,866	42,601	46,726

[1] The Company initiated a corporate-wide restructing and profitability enhancement plan in the third quarter 2001. As a result of this plan, the Company recorded a pre-tax charge of $6.1 million or $4.3 million net of tax or $0.44 per share on a basic and diluted basis.

[2] Includes non-current borrowings under the Company's revolving credit facility.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

The Company is a commercial printer, business forms manufacturer and office products and office furniture supplier in regional markets of the United States of America, east of the Mississippi River. The Company has grown through strategic acquisitions and internal growth. Through such growth, the Company has realized regional economies of scale, operational efficiencies, and exposure of its core products to new markets. The Company has acquired fifteen printing companies, eight office products and office furniture companies, one Company with a combined emphasis on both printing and office products and office furniture and a paper distribution division (which was subsequently sold in 2001) since its initial public offering on January 28, 1993.

The Company's net revenues consist primarily of sales of commercial printing, business forms, tags, other printed products, office supplies, office furniture, data products and office design services. The Company recognizes revenues when products are shipped or ownership is transferred and when services are rendered to the customer. The Company's revenues are subject to seasonal fluctuations caused by variations in demand for its products.

The Company's cost of sales primarily consists of raw materials, including paper, ink, pre-press supplies and purchased office supplies, furniture and data products, and manufacturing costs including direct labor, indirect labor and overhead. Significant factors affecting the Company's cost of sales include the costs of paper in both printing and office supplies, the costs of labor and other raw materials.

The Company's operating costs consist of selling, general and administrative expenses. These costs include salaries, commissions and wages for sales, customer service, accounting, administrative and executive personnel, rent, utilities, legal, audit, information systems equipment costs, software maintenance and depreciation.

CRITICAL ACCOUNTING POLICIES INVOLVING SIGNIFICANT ESTIMATES

The Company's significant accounting policies are described in Note 1 to the consolidated financial statements. The discussion and analysis of the financial statements and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. The following critical accounting policies affect the Company's more significant judgments and estimates used in the preparation of the consolidated financial statements. There can be no assurance that actual results will not differ from those estimates.

Asset Impairment The Company is required to test for asset impairment relating to property and equipment whenever events or changes in circumstances indicate that the carrying value of an asset might not be recoverable. The Company applies Statement of Financial Accounting Standards No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets"* (Statement No. 144) in order to determine whether or not an asset is impaired. This standard requires an impairment analysis when indicators of impairment are present. If such indicators are present, the standard indicates that if the sum of the future expected cash flows from the Company's asset, undiscounted and without interest charges, is less than the carrying value, an asset impairment must be recognized in the financial statements. The amount of the impairment is the difference between the fair value of the asset and the carrying value of the asset.

The Company believes that the accounting estimate related to an asset impairment is a "critical accounting estimate" because it is highly susceptible to change from period to period because it requires management to make assumptions about future cash flows over future years and that the impact of recognizing an impairment could have a significant effect on operations. Management's assumptions about future cash flows requires significant judgment because actual operating levels have fluctuated in the past and are expected to continue to do so in the future. Management has discussed the development and selection of this critical accounting estimate with the audit committee of our board of directors and the audit committee has reviewed the Company's disclosure relating to it in the MD&A.

Beginning in fiscal year 2002, goodwill and other intangibles are required to be evaluated annually for impairment, according to Statement of Financial Accounting Standards No. 142, *"Goodwill and Other Intangible Assets."* (Statement No. 142). The standard requires a two-step process be performed to analyze whether or not goodwill has been impaired. Step one is to test for potential impairment, and requires that the fair value of the reporting unit be compared to its book value including goodwill and other intangibles. If the fair value is higher than the book value, no impairment is recognized. If the fair value is lower than the book value, a second step must be performed. The second step is to measure the amount of impairment loss, if any, and requires that a hypothetical purchase price allocation be done to determine the implied fair value of goodwill and other intangibles. This fair value is then compared to the carrying value of goodwill and other intangibles. If the implied fair value is lower than the carrying value, an impairment must be recorded.

As discussed in the notes to the financial statements, goodwill and other intangibles are recorded at the adjusted book value and were analyzed for impairment with the implementation of Statement No. 142. The fair value of the Company's goodwill and other intangibles was estimated using discounted cash flow methodologies. Based on the analysis, the Company determined that fair value relating to goodwill and other intangibles resulted in an implied fair value greater than the book value recorded for the corresponding goodwill and other intangibles, and therefore no impairment was recognized in any period subsequent to the adoption of this statement.

The Company believes that the accounting estimate related to the goodwill and other intangibles impairment is a "critical accounting estimate" because the underlying assumptions used for the discounted cash flow can change from period to period and could potentially cause a material impact to the income statement. Management's assumptions about discount rates, inflation rates and other internal and external economic conditions, such as earnings growth rate, require significant judgment based on fluctuating rates and expected revenues. Additionally, Statement No. 142 requires that the goodwill and other intangibles be analyzed for impairment on an annual basis using the assumptions that apply at the time the analysis is updated. Management has discussed the development of these estimates with the audit committee of the board of directors. Additionally, the board of directors has reviewed this disclosure and its relation to MD&A.

Allowance for Doubtful Accounts The Company encounters risks associated with sales and the collection of the associated accounts receivable. As such, the Company records a monthly provision for accounts receivable that are considered to be uncollectible. In order to calculate the appropriate monthly provision, the Company primarily utilizes a historical rate of accounts receivables written off as a percentage of total revenue. This historical rate is applied to the current revenues on a monthly basis. The historical rate is updated periodically based on events that may change the rate such as a significant increase or decrease in collection performance and timing of payments as well as the calculated total exposure in relation to the allowance. Periodically, the Company compares the identified credit risks with the allowance that has been established using historical experience and adjusts the allowance accordingly.

The Company believes that the accounting estimate related to the allowance for doubtful accounts is a "critical accounting estimate" because the underlying assumptions used for the allowance can change from period to period and could potentially cause a material impact to the income statement and working capital. Management has discussed the development and selection of this estimate with the audit committee of the board of directors, and the board has, in turn, reviewed the disclosure and its relation to MD&A.

During 2004, 2003 and 2002 $488,000, $336,000 and $363,000 of bad debt expense was incurred and the allowance for doubtful accounts was $1,422,000, $1,191,000 and $1,397,000 as of October 31, 2004, 2003 and 2002. The actual write-offs for the periods were $464,000, $543,000 and $398,000 during 2004, 2003 and 2002. General economic conditions and specific geographic and customer concerns are major factors that may affect the adequacy of the allowance and may result in a change in the annual bad debt expense.

The following discussion and analysis presents the significant changes in the financial position and results of operations of the Company and should be read in conjunction with the Audited Consolidated Financial Statements and notes thereto included elsewhere herein.

RESULTS OF OPERATIONS

The following table sets forth for the periods indicated information derived from the Company's Consolidated Statements of Operations, including certain information presented as a percentage of total revenues.

	Year Ended October 31, ($ In thousands)					
	2004		**2003**		**2002**	
Revenues:						
Printing	**$ 95,325**	**76.6 %**	$ 96,537	79.0 %	$ 95,194	77.5%
Office products and office furniture	**29,077**	**23.4**	25,646	21.0	27,690	22.5
Total revenues	**124,402**	**100.0**	122,183	100.0	122,884	100.0
Cost of sales:						
Printing	**70,209**	**56.4**	70,352	57.6	68,771	56.0
Office products and office furniture	**19,690**	**15.8**	17,453	14.3	19,480	15.8
Total cost of sales	**89,899**	**72.2**	87,805	71.9	88,251	71.8
Gross profit	**34,503**	**27.8**	34,378	28.1	34,633	28.2
Selling, general and administrative expenses	**33,165**	**26.7**	31,222	25.6	30,560	24.9
Income from operations	**1,338**	**1.1**	3,156	2.5	4,073	3.3

RESULTS OF OPERATIONS (CONTINUED)

	Year Ended October 31, ($ In thousands)					
	2004		**2003**		**2002**	
Other income (expense):						
Interest income	**7**	**0.0**	4	0.0	14	0.0
Interest expense	**(301)**	**(0.2)**	(167)	(0.1)	(386)	(0.3)
Other income	**288**	**0.2**	10	0.0	73	0.1
Income before income taxes	**1,332**	**1.1**	3,003	2.4	3,774	3.1
Income tax expense	**(582)**	**(0.5)**	(1,235)	(1.0)	(1,566)	(1.3)
Net income	**$ 750**	**0.6 %**	$ 1,768	1.4 %	$ 2,208	1.8%

YEAR ENDED OCTOBER 31, 2004 COMPARED TO YEAR ENDED OCTOBER 31, 2003

REVENUES

Consolidated net revenues were $124.4 million for the year ended October 31, 2004 compared to $122.2 million in the prior fiscal year. This change represents an increase in revenues of approximately $2.2 million or 1.8%. Printing revenues decreased by $1.2 million or 1.3% from $96.5 million in 2003 to $95.3 million in 2004. The decrease in printing sales was reflective of an industry wide sluggish print economy as well as competitive market factors partially offset by two months of sales from the Syscan acquisition. Office products and office furniture revenue increased $3.4 million or 13.4% from $25.6 million in 2003 to $29.1 million in 2004. The increase in revenues for the office products and office furniture segment was primarily attributable to a full year sales in 2004 for Contract Business Interiors and two months of sales from the Syscan acquisition.

EDWARD MCDONALD • LINDA ROWLETT • TARA SCARBERRY • LISA WHITE • JOEL WARREN • TRAVIS GOFF • GARY BLACKSHIRE • MARILYN BOWERS • MICHAEL OWENS • TYE PELFREY • DONALD ASHWORTH • JEREMY DUNHAM • JACK CRUTCHFIELD • DONALD SCHIFANO • ERNIE BALL, II • HOWARD NEASE • TERRY TAYLOR • PAUL TEMPLETON • MARY SPITLER • JOSHUA WHITE • DAVID LEO

COST OF SALES

Total cost of sales for the year ended October 31, 2004 totaled $89.9 million compared to $87.8 million in the previous year. This change represented an increase of $2.1 million or 2.4% in cost of sales. Printing cost of sales decreased $140,000 or 0.2% to $70.2 million in 2004 compared to $70.4 million in 2003. Printing cost of sales were lower due to an overall decrease in printing sales. This, coupled with competitive pressures and overhead related costs associated primarily with equipment relocations resulting from facility consolidations, led to gross margin compression in 2004. Office products and office furniture cost of sales increased $2.2 million to $19.7 million in 2004 from $17.5 million in 2003. This resulted in enhanced gross margins due to lower cost of goods sold resulting from continued purchasing reductions from imports, enhanced market pricing power due in part to contractual pricing adjustments and stable margins on remaining furniture sales.

OPERATING EXPENSES AND INCOME

Selling, general and administrative (S,G&A) expenses increased $1.9 million to $33.2 million in 2004 from $31.2 million in 2003. S,G&A as a percentage of net sales represented 26.7% of net sales in 2004 compared with 25.6% of net sales in 2003. This increase is related, in part, to higher payroll and other selling costs to support sales growth initiatives, increased bad debt expenses and professional service related expenses and operating costs of acquired entities.

OTHER INCOME (EXPENSE)

Other expense decreased approximately $150,000 from ($153,000) in 2003 to ($6,000) in 2004, due to higher other income primarily related to the gains on the sale of two buildings during 2004 and a casualty gain resulting from a roof collapse at one division. These gains were offset by increased interest expense of $130,000 primarily as a result of an increase in interest rates and higher outstanding borrowings.

INCOME TAXES

Income taxes as a percentage of income before taxes were 43.7% in 2004 compared with 41.1% in 2003. The increase in income taxes as a percentage of income before taxes is primarily related to the nondeductibility of certain selling related expenses.

The effective income tax rate in 2004 and 2003 approximates the combined federal and state, net of federal benefit, statutory income tax rate.

NET INCOME

For reasons set forth above, net income for 2004 decreased $1.0 million to $750,000, or $0.08 per share on a basic and diluted basis, from a net income of $1.8 million for 2003, or $0.18 per share on a basic and diluted basis.

YEAR ENDED OCTOBER 31, 2003 COMPARED TO YEAR ENDED OCTOBER 31, 2002

REVENUES

Consolidated net revenues were $122.2 million for the year ended October 31, 2003 compared to $122.9 million in the prior fiscal year. This change represents a decrease in revenues of approximately $700,000 or 0.6%. Printing revenues increased by $1.3 million or 1.4% from $95.2 million in 2002 to $96.5 million in 2003. The increase in printing sales was primarily due to the addition of a new large customer and additional sales derived primarily from the operations of certain assets purchased from Integrated Marketing Solutions in July 2003. Office products and office furniture revenue decreased $2.0 million or 7.4% from $27.7 million in 2002 to $25.6 million in 2003. The decrease in revenues for the office products and office furniture segment was primarily attributable to an industry-wide slowdown in office furniture sales.

COST OF SALES

Total cost of sales for the year ended October 31, 2003 totaled $87.8 million compared to $88.3 million in the previous year. This change represented a decrease of $446,000 or 0.5% in cost of sales. Printing cost of sales increased $1.6 million or 2.3% to $70.4 million in 2003 compared to $68.8 million in 2002. Printing cost of sales were higher due to an overall increase in printing sales. This, coupled with competitive pressures, led to gross margin compression in 2003. Office products and office furniture cost of sales decreased $2.0 million to $17.5 million in 2003 from $19.5 million in 2002. This resulted in enhanced gross margins due to lower cost of goods sold resulting from purchasing reductions from imports and stronger margins on remaining furniture sales.

OPERATING EXPENSES AND INCOME

Selling, general and administrative (S,G&A) expenses increased $700,000 to $31.2 million in 2003 from $30.6 million in 2002. S,G&A as a percentage of net sales represented 25.6% of net sales in 2003 compared with 24.9% of net sales in 2002. This increase is related, in part, to increases in insurance related expenses including health, general commercial and workers compensation.

OTHER INCOME (EXPENSE)

Interest expense decreased $219,000 to ($167,000) in 2003 from ($387,000) in 2002 primarily as a result of a decrease in interest rates and lower outstanding borrowings.

INCOME TAXES

Income taxes as a percentage of income before taxes were 41.5% in 2002 compared with 41.1% in 2003.

The effective income tax rate in 2003 and 2002 approximates the combined federal and state, net of federal benefit, statutory income tax rate.

NET INCOME

For reasons set forth above, net income for 2003 decreased $440,000 to $1.8 million, or $0.18 per share on a basic and diluted basis, from net income of $2.2 million for 2002, or $0.23 per share on a basic and diluted basis.

LIQUIDITY AND CAPITAL RESOURCES

As of October 31, 2004, the Company had $1.7 million of cash and cash equivalents, a decrease of $426,000 from the prior year. Working capital as of October 31, 2004 was $26.9 million, a 0.2% decrease from $27.0 million at October 31, 2003.

The Company has historically used cash generated from operating activities and debt to finance capital expenditures and the cash portion of the purchase price of acquisitions. Management plans to continue making significant investments in equipment and to seek appropriate acquisition candidates. However, to fund the Company's continued expansion of operations, additional financing may be necessary. The Company has two available lines of credit totaling $11.0 million (See Note 3 of the Consolidated Financial Statements). For the foreseeable future including through Fiscal 2005, management believes it can fund operations, meet debt service requirements and make the planned capital expenditures based on the available cash and cash equivalents, cash flow from operations and lines of credit.

Additionally, the Company has minimal amounts of future contracted obligations (See Note 3 and Note 6 of the Consolidated Financial Statements). The Company is not a guarantor of indebtedness of others. The Company's off balance sheet arrangements at October 31, 2004 relate to the Syscan acquisition and are associated with potential contingent purchase price consideration of $1.5 million payable in October 2006 and a put option from Williams Land Corporation to sell a building to the Company for $1.5 million. This option may be exercised no later than 60 days prior to the end of the lease and closing of said purchase cannot exceed 45 days from the end of the lease.

As of October 31, 2004 the Company had contractual obligations in the form of leases and debt as follows:

	Payments Due by Fiscal Year						
Contractual Obligations	**2005**	**2006**	**2007**	**2008**	**2009**	**Residual**	**Total**
Non-cancelable operating leases	$ 1,399,647	$ 1,220,998	$ 945,183	$ 701,474	$ 253,340	$ —	$ 4,520,642
Revolving line of credit	—	2,300,000	—	—	—	—	2,300,000
Term credit	1,555,911	1,561,364	1,580,206	1,583,979	300,328	914,446	7,496,234
Obligations under capital leases	132,518	16,484	—	—	—	—	149,002
	$ 3,088,076	$ 5,098,846	$ 2,525,389	$ 2,285,453	$553,668	$ 914,446	$ 14,465,878

CASH FLOWS FROM OPERATING ACTIVITIES

Cash flows from operating activities for the years ended October 31, 2004, 2003 and 2002 were $4.8 million, $4.6 million and $5.8 million. Cash flows from operating activities for the fiscal year 2004 compared to 2003 were reflective of additional cash generated in 2004 from changes in assets and liabilities, increased depreciation and amortization expense and higher bad debt expense partially offset by a reduction in net income.

CASH FLOWS FROM INVESTING ACTIVITIES

Cash used in investing activities was ($7.5) million, ($3.7) million and ($1.1) million for the years ended October 31, 2004, 2003 and 2002. Cash flows used in investing activities increased due to capital expenditures associated with equipment purchases, building improvements and expansion as well as the acquisition of Syscan Corporation. These expenditures were partially offset by proceeds from the sale of two buildings in 2004. Cash flows used in investing activities increased in 2003 compared to 2002 due to the purchase of a building in Baton Rouge, Louisiana and the purchase of additional equipment including several new presses, coupled with a decrease in proceeds from asset sales in 2003. In 2002, the Company sold two buildings which were reflected as proceeds from the sale of fixed assets.

CASH FLOWS FROM FINANCING ACTIVITIES

Net cash flows provided by and (used in) financing activities for the years ended October 31, 2004, 2003 and 2002 were $2.2 million, ($3.2) million and ($6.0) million. During 2004, net borrowings exceeded cash payments thus generating cash flow from financing activities. Net cash flows used in financing activities decreased in 2003 compared to 2002 due to an increase in borrowings. Dividends paid in 2004, 2003 and 2002 were $1.9 million per year.

INFLATION AND ECONOMIC CONDITIONS

Management believes that the effect of inflation on the Company's operations has not been material and will continue to be immaterial for the foreseeable future. The Company does not have long-term contracts; therefore, to the extent permitted by competition, it has the ability to pass through to its customers most cost increases resulting from inflation, if any. In addition, the Company is not particularly energy dependent; therefore, an increase in energy costs should not have a significant impact on the Company.

SEASONALITY

Historically, the Company has experienced a greater portion of its profitability in the second and fourth quarters than in the first and third quarters. The second quarter generally reflects increased orders for printing of corporate annual reports and proxy statements. A post-Labor Day increase in demand for printing services and office products coincides with the Company's fourth quarter.

NEWLY ISSUED ACCOUNTING STANDARDS

In December 2004, the FASB issued SFAS No. 123R (revised 2004), *"Share-Based Payment."* This statement revises SFAS No. 123, *"Accounting for Stock-Based Compensation,"* and requires companies to expense the value of employee stock options and similar awards. The effective date of this standard is interim and annual periods beginning after June 15, 2005.

Historically, the Company has elected to follow the intrinsic value method in accounting for its employee stock options. Accordingly, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Upon the adoption of SFAS No. 123R the Company will be required to expense stock options in its Statement of Operations when they are granted. For the years ended October 31, 2004, 2003 and 2002, total stock-based employee compensation expense, net of related tax effects determined under this new standard would have been $109,962, $62,250 and $38,704. With the adoption of its 2003 Stock Option Plan, the Company has approximately 475,000 ungranted stock options. The Company will incur expense immediately upon the granting of these stock options in future years upon the effective date of this standard.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Champion common stock has traded on the National Association of Securities Dealers, Inc. Automated Quotation System ("NASDAQ") National Market System since the Offering under the symbol "CHMP."

The following table sets forth the high and low closing prices for Champion common stock for the period indicated. The range of high and low closing prices are based on data from NASDAQ and does not include retail mark-up, mark-down or commission.

	Fiscal Year 2004		Fiscal Year 2003	
	High	Low	High	Low
First quarter	$ 4.94	$ 4.11	$ 3.35	$ 2.45
Second quarter	5.40	4.46	3.31	2.77
Third quarter	4.70	3.94	3.88	2.70
Fourth quarter	4.12	3.50	5.05	3.68

At the close of business on January 7, 2005, there were 476 shareholders of record of Champion common stock. The shareholders of record are determined by the Company's transfer agent.

The following table sets forth the quarterly dividends per share declared on Champion common stock.

	Fiscal Years		
	2005	2004	2003
First quarter	$ 0.05	$ 0.05	$ 0.05
Second quarter	—	0.05	0.05
Third quarter	—	0.05	0.05
Fourth quarter	—	0.05	0.05

LUCK • SUZANNE FINK • PATRICK EVANS • CYNTHIA PIERSON • ROBERT OEHLER • KATIE BAST • TOM BOSCHERT • ROBERT FRYE • ROGER GRIFFIN • CHAD JEFFERS • DOROTHY KEITH • JOHN NESTOR • MARK PICCIRILLO • RAYMOND SNEED • KATHY VINCENT • DONALD CASSARA, JR. •
ROBIN KANIA • BRENDA JOHNSON • ERIC PARDUE • LISA WARD • GARY WALTHER • DEBBIE HANKINS • MALONI MILLER • EDWARD MITTS • TONEY ADKINS • BRETT SPITLER • DONALD WRIGHT • MARY JORDAN • JESSE NEWMAN • JASON BRADSHAW • LAWRENCE CARROLL • VERSHELIA PHILLIPS • SUSAN TAYLOR • JAMES NIBERT • PAUL FINLEY • JOHN PERRY • LIANA UVODICH • DENNIS PREVADE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee, Board of Directors and Stockholders
Champion Industries, Inc.
Huntington, West Virginia

We have audited the accompanying consolidated balance sheet of Champion Industries, Inc. and Subsidiaries (the "Company") as of October 31, 2004, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based upon our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at October 31, 2004, and the results of its operations and its cash flows for the year ended October 31, 2004 , in conformity with accounting principles generally accepted in the United States of America.

BKD, LLP

Evansville, Indiana
January 6, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(CONTINUED)

The Board of Directors and Shareholders
Champion Industries, Inc.

We have audited the accompanying consolidated balance sheets of Champion Industries, Inc. and Subsidiaries as of October 31, 2003, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the two years in the period ended October 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based upon our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Champion Industries, Inc. and Subsidiaries at October 31, 2003, and the consolidated results of their operations and their cash flows for each of the two years in the period ended October 31, 2003, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

Charleston, West Virginia
December 31, 2003

ONNA TINSLEY • JOSEPH REED • LAWRENCE BAILEY, JR. • JAMES BOYER • VIRGIL WORKMAN • SHERRI CARO • TERRY FLORA • KEVIN KEITH • HENRY MCGEE II • SUSAN MARSHALL • DAVID KATRUSKA • JULIE MYERS • SHIRLEY FLEMING • DAREN CARNEY • KENNETH DRIVER • MICHAEL GRAHAM • KAREN LYSAGHT • FREDERICK OTIENO • ROBERT SANDERS • TERRY LEWIS • MARK SHULL • DA

CONSOLIDATED BALANCE SHEETS
Champion Industries, Inc. and Subsidiaries

	October 31, 2004	2003
Assets		
Current assets:		
Cash and cash equivalents	**$ 1,745,457**	$ 2,171,713
Accounts receivable, net of allowance of $1,422,000 and $1,191,000	**21,318,016**	20,142,812
Inventories	**11,269,514**	11,349,929
Other current assets	**973,832**	739,560
Deferred income tax assets	**1,144,943**	1,059,520
Total current assets	**36,451,762**	35,463,534
Property and equipment, at cost:		
Land	**2,006,375**	2,063,373
Buildings and improvements	**8,253,573**	7,445,219
Machinery and equipment	**43,228,587**	37,682,530
Equipment under capital leases	**983,407**	983,407
Furniture and fixtures	**3,361,100**	2,965,389
Vehicles	**3,523,467**	3,262,861
	61,356,509	54,402,779
Less accumulated depreciation	**(41,020,327)**	(34,964,006)
	20,336,182	19,438,773
Cash surrender value of officers' life insurance	**1,039,514**	1,020,795
Goodwill	**2,060,786**	1,929,972
Other intangibles, net of accumulated amortization	**3,812,051**	184,418
Other assets	**449,589**	431,343
	7,361,940	3,566,528
Total assets	**$64,149,884**	$58,468,835

CONSOLIDATED BALANCE SHEETS (CONTINUED)

	October 31, 2004	2003
Liabilities and shareholders' equity		
Current liabilities:		
Accounts payable	**$ 3,618,051**	$ 3,283,222
Accrued payroll and commissions	**1,778,736**	1,500,165
Taxes accrued and withheld	**1,289,524**	1,259,853
Accrued income taxes	**135,556**	707,119
Accrued expenses	**1,028,246**	789,676
Current portion of long-term debt:		
Notes payable	**1,555,911**	744,662
Capital lease obligations	**132,518**	202,309
Total current liabilities	**9,538,542**	8,487,006
Long-term debt, net of current portion:		
Line of credit	**2,300,000**	1,705,668
Notes payable	**5,940,323**	2,103,569
Capital lease obligations	**16,484**	156,718
Deferred income tax liabilities	**4,375,357**	2,900,807
Other liabilities	**428,366**	424,233
Total liabilities	**22,599,072**	15,778,001
Commitments and contingencies		
Shareholders' equity:		
Common stock, $1 par value, 20,000,000 shares authorized; 9,733,913 and 9,713,913 shares issued and outstanding	**9,733,913**	9,713,913
Additional paid-in capital	**22,278,110**	22,242,047
Retained earnings	**9,538,789**	10,734,874
Total shareholders' equity	**41,550,812**	42,690,834
Total liabilities and shareholders' equity	**$64,149,884**	$58,468,835

See Notes to Consolidated Financial Statements.

• KIRBY TAYLOR • JOHN PERSSON, JR. • RENEE WILMER • KELLI BRAGG • MICHAEL CAREY • TAMMY HANCOCK • FRED HOUGHTON • JUDITH KLOS • STEVEN LIPSCOMB • BRENDA SMITH • CASEY VELEZ • KANDI BOWEN • DEANNE BOLOGA • TRACEY DOUGHERTY • SUSAN KATREEB • REBECCA PERSSON • DONNA SCARBERRY • LORITA RIGGS • JULIAN ALDRIDGE • DANIELLE KARLOVICH •
OWN • HEIDI BROWN • JULIAN ALDRIDGE

CONSOLIDATED STATEMENTS OF OPERATIONS
Champion Industries, Inc. and Subsidiaries

	Year Ended October 31, 2004	2003	2002
Revenues:			
Printing	**$ 95,324,314**	$ 96,536,601	$ 95,194,288
Office products and office furniture	**29,077,258**	25,646,031	27,689,621
Total revenues	**124,401,572**	122,182,632	122,883,909
Cost of sales:			
Printing	**70,209,212**	70,351,496	68,770,628
Office products and office furniture	**19,689,542**	17,453,228	19,480,400
Total cost of sales	**89,898,754**	87,804,724	88,251,028
Gross profit	**34,502,818**	34,377,908	34,632,881
Selling, general and administrative expenses	**33,164,699**	31,221,692	30,560,289
Income from operations	**1,338,119**	3,156,216	4,072,592
Other income (expense):			
Interest income	**6,663**	3,899	14,376
Interest expense	**(300,742)**	(167,442)	(386,699)
Other	**287,750**	10,216	73,326
	(6,329)	(153,327)	(298,997)
Income before income taxes	**1,331,790**	3,002,889	3,773,595
Income tax expense	**(582,092)**	(1,235,086)	(1,565,891)
Net income	**$ 749,698**	$ 1,767,803	$ 2,207,704

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)
Champion Industries, Inc. and Subsidiaries

	Year Ended October 31, 2004	2003	2002
Earnings per share:			
Basic	**$ 0.08**	$ 0.18	$ 0.23
Diluted	**0.08**	0.18	0.23
Dividends paid per share	**$ 0.20**	$ 0.20	$ 0.20
Weighted average shares outstanding:			
Basic	**9,729,000**	9,714,000	9,714,000
Diluted	**9,825,000**	9,761,000	9,726,000

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Champion Industries, Inc. and Subsidiaries

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Total
Balance, October 31, 2001	9,713,913	$9,713,913	$22,242,047	$10,644,926	$42,600,886
Net income for 2002	—	—	—	2,207,704	2,207,704
Dividends ($0.20 per share)	—	—	—	(1,942,780)	(1,942,780)
Balance, October 31, 2002	9,713,913	9,713,913	22,242,047	10,909,850	42,865,810
Net income for 2003	—	—	—	1,767,803	1,767,803
Dividends ($0.20 per share)	—	—	—	(1,942,779)	(1,942,779)
Balance, October 31, 2003	9,713,913	9,713,913	22,242,047	10,734,874	42,690,834
Net income for 2004	—	—	—	**749,698**	**749,698**
Dividends ($0.20 per share)	—	—	—	**(1,945,783)**	**(1,945,783)**
Stock options exercised	**20,000**	**20,000**	**36,063**	—	**56,063**
Balance, October 31, 2004	**9,733,913**	**$9,733,913**	**$22,278,110**	**$9,538,789**	**$41,550,812**



CONSOLIDATED STATEMENTS OF CASH FLOWS
Champion Industries, Inc. and Subsidiaries

	Year Ended October 31,		
	2004	**2003**	**2002**
Cash flows from operating activities:			
Net income	**$ 749,698**	$ 1,767,803	$ 2,207,704
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation and amortization	**4,389,758**	4,288,407	4,182,253
(Gain) loss on sale of assets	**(91,420)**	16,014	47,426
Deferred income taxes	**(35,866)**	(356,773)	(245,091)
Deferred compensation	**10,723**	14,297	17,872
Bad debt expense	**487,550**	336,291	363,328
Changes in assets and liabilities:			
Accounts receivable	**(268,690)**	(1,932,114)	255,456
Inventories	**473,586**	315,535	336,614
Other current assets	**(4,052)**	1,006,003	(991,445)
Accounts payable	**(616,230)**	25,129	(1,085,196)
Accrued payroll and commissions	**148,799**	(503,881)	(103,331)
Taxes accrued and withheld	**(88,742)**	(157,047)	127,340
Accrued income taxes	**(501,213)**	(166,017)	1,152,407
Accrued expenses	**166,236**	(73,277)	(399,341)
Other liabilities	**(6,590)**	(19,906)	(21,074)
Net cash provided by operating activities	**4,813,547**	4,560,464	5,844,922

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
Champion Industries, Inc. and Subsidiaries

	Year Ended October 31,		
	2004	**2003**	**2002**
Cash flows from investing activities:			
Purchase of property and equipment	**(4,973,834)**	(3,162,658)	(1,885,111)
Proceeds from sale of fixed assets	**850,287**	185,534	1,198,720
Business acquired, net of cash received	**(3,034,886)**	(426,429)	(376,842)
Goodwill and other intangible additions	**(227,161)**	(204,031)	—
Change in other assets	**(76,437)**	(33,825)	(21,067)
Cash surrender value	**(18,719)**	(72,840)	—
Net cash used in investing activities	**(7,480,750)**	(3,714,249)	(1,084,300)
Cash flows from financing activities:			
Borrowings on line of credit	**8,294,591**	3,192,271	1,000,000
Payments on line of credit	**(7,581,259)**	(1,500,000)	(1,000,000)
Proceeds from long-term debt	**5,520,000**	923,451	—
Principal payments on long-term debt	**(2,102,665)**	(3,854,584)	(4,075,419)
Proceeds from exercise of stock options	**56,063**	—	—
Dividends paid	**(1,945,783)**	(1,942,779)	(1,942,780)
Net cash provided by (used in) financing activities	**2,240,947**	(3,181,641)	(6,018,199)
Net decrease in cash and cash equivalents	**(426,256)**	(2,335,426)	(1,257,577)
Cash and cash equivalents at beginning of year	**2,171,713**	4,507,139	5,764,716
Cash and cash equivalents at end of year	**$ 1,745,457**	$ 2,171,713	$ 4,507,139

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Champion Industries, Inc. and Subsidiaries

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Champion is a commercial printer, business forms manufacturer and office products and office furniture supplier in regional markets in the United States of America, east of the Mississippi.

The accounting and reporting policies of Champion conform to accounting principles generally accepted in the United States. The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates. The following is a summary of the more significant accounting and reporting policies.

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements of Champion Industries, Inc. and Subsidiaries (the "Company") include the accounts of The Chapman Printing Company, Inc., Bourque Printing, Inc., Dallas Printing Company, Inc., Stationers, Inc., Carolina Cut Sheets, Inc., U.S. Tag & Ticket Company, Inc., Donihe Graphics, Inc., Smith and Butterfield Co., Inc., The Merten Company, Interform Corporation, Blue Ridge Printing Co., Inc., CHMP Leasing, Inc., Rose City Press, Capitol Business Equipment, Inc., Thompson's of Morgantown, Inc., Independent Printing Service, Inc., Diez Business Machines, Transdata Systems, Inc. and Syscan Corporation.

Significant intercompany transactions have been eliminated in consolidation.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist principally of cash on deposit with banks, repurchase agreements for government securities, and a money market account, all highly liquid investments with an original maturity of three months or less. At October 31, 2004 and 2003, the Company held overnight repurchase agreements for $834,000 and $1,415,000 of government securities with stated interest rates of 1.44% and 0.30%.

ACCOUNTS RECEIVABLE

Accounts receivable are stated at the amount billed to customers. Accounts receivable are ordinarily due 30 days from the invoice date.

The Company encounters risks associated with sales and the collection of the associated accounts receivable. As such, the Company records a monthly provision for accounts receivable that are considered to be uncollectible. In order to calculate the appropriate monthly provision, the Company primarily utilizes a historical rate of accounts receivables written off as a percentage of total revenue. This historical rate is applied to the current revenues on a monthly basis. The historical rate is updated periodically based on events that may change the rate such as a significant increase or decrease in collection performance and timing of payments as well as the calculated total exposure in relation to the allowance. Periodically, the Company compares the identified credit risks with the allowance that has been established using historical experience and adjusts the allowance accordingly.

During 2004, 2003 and 2002 $488,000, $336,000 and $363,000 of bad debt expense was incurred and the allowance for doubtful accounts was $1,422,000, $1,191,000 and $1,397,000 as of October 31, 2004, 2003 and 2002. The actual write-offs for the periods were $464,000, $543,000 and $398,000 during 2004, 2003 and 2002. General economic conditions and specific geographic and customer concerns are major factors that may affect the adequacy of the allowance and may result in a change in the annual bad debt expense.

INVENTORIES

Inventories are principally stated at the lower of first-in, first-out, cost or market. Manufactured finished goods and work-in-process inventories include material, direct labor and overhead based on standard costs, which approximate actual costs.

PROPERTY AND EQUIPMENT

Depreciation of property and equipment and amortization of leasehold improvements and equipment under capital leases are recognized primarily on the straight-line and declining-balance methods in amounts adequate to amortize costs over the estimated useful lives of the assets as follows:

Buildings and improvements	5 - 40 years
Machinery and equipment	3 - 10 years
Furniture and fixtures	5 - 10 years
Vehicles	3 - 5 years

The Company leases certain equipment under financing agreements that are classified as capital leases. These leases are for a term of five years and contain purchase options at the end of the original lease term. Amortization of assets recorded under capital lease agreements is included in depreciation expense.

DAVID BLACK • LIS[illegible] • KEVIN QUINLAN • BEVERLY PLUTE • MARK THOMPSON • DEBORAH REESE • LIZABETH REFOSCO • MICHAEL NORMAN • TERRY PENLAND • DAVID NUTTER • DOUG MCELWAIN • STEVE MACMILLAN • CYNTHIA JOHNSON • JOSEPH KAELIN • KEVIN HORN • JAMES BECKER •

• EDWARD GATES, JR. • WILLIAM BOURDIER • JAMES CRAWFORD • ANGELA CHAPMAN • JANICE GASPARD • PHILLIP PERCIAVALLE • AMANDA NIEHAUS • LARRY REECE • PAUL SCANLON JR. • JEFF VARNEY • ANTOINETTE KUCHERA • BARBARA LINKOUS • CHARLES GAMBLE • PHILLIP BELL • CYNDEE BEDILION • LEONA JEFFRIES • LIN PARSONS • ROBERT WOODSON, JR. •

Major renewals, betterments and replacements are capitalized while maintenance and repair costs are charged to operations as incurred. Upon the sale or disposition of assets, the cost and related accumulated depreciation are removed from the accounts with the resulting gains or losses reflected in income. Depreciation expense approximated $4,100,000, $4,090,000 and $4,139,000 for the years ended October 31, 2004, 2003 and 2002.

Long-lived property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. This evaluation includes the review of operating performance and estimated future undiscounted cash flows of the underlying assets or businesses.

GOODWILL AND OTHER INTANGIBLES

The excess cost over fair value of net assets of acquired businesses, goodwill, was in years prior to 2002 being amortized by the straight-line method over periods ranging from 15 to 25 years. The other intangible assets are being amortized over 5 to 20 years representing the future benefit of the intangible.

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, *"Business Combinations,"* and No. 142, *"Goodwill and Other Intangible Assets" (FAS 142)*. The Company adopted these standards with its fiscal year beginning November 1, 2001. Under the new rules, goodwill (and intangible assets deemed to have indefinite lives) is no longer amortized but is subject to annual impairment tests in accordance with FAS 142 except in the year of adoption where companies were required to evaluate impairment at the beginning of the year and again at a recurring annual date. The first step in the impairment analysis is a screen for potential impairment and was required to be completed within six months of adopting FAS 142. The second step if required, measures the amount of impairment. The Company completed step one of the initial impairment analysis and the subsequent annual analysis during the second and fourth quarters of 2002. Additionally, this analysis was performed in the fourth quarter of 2004 and 2003. The application of the requirements of this standard did not result in an impairment charge. Other intangible assets will continue to be amortized over their useful lives. Application of the nonamortization provisions of the Statement resulted in an increase in net income of $50,000 in 2002 or approximately $0.01 per share.

ADVERTISING COSTS

Advertising costs are expensed as incurred. Advertising expense for the years ended October 31, 2004, 2003 and 2002 approximated $641,000, $433,000 and $549,000.

INCOME TAXES

Provisions for income taxes currently payable and deferred income taxes are based on the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income by the weighted average shares of common stock outstanding for the period and excludes any dilutive effects of stock options. Diluted earnings per share is computed by dividing net income by the weighted average shares of common stock outstanding for the period plus the shares that would be outstanding assuming the exercise of dilutive stock options using the treasury stock method. The effect of dilutive stock options increased weighted average shares outstanding by 96,000, 48,000 and 12,000 for the years ended October 31, 2004, 2003 and 2002.

SEGMENT INFORMATION

The Company designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments.

ACCOUNTING FOR WEB SITE DEVELOPMENT COSTS

Certain external costs and internal payroll and payroll-related costs have been capitalized during the application, development and implementation stages of the Company's web site. The costs regarding the ongoing operation and maintenance are expensed in the period incurred. The Company's internet sales are based on a cooperative effort with the Company's direct sales force as an optional ordering alternative.

GELA LANHAM • JOYCE KLUG • BILLY STURGILL • MICHAEL SULLIVAN • DEBORAH LAWSON • PAUL WEBER • CECIL WEIGHTMAN • CONNIE STOTSENBURG • STEPHEN BEDILION • CHERYL PARKER • JAMES WEAVER • JOHN BACKSCHEIDER • KATHRINE BEYER • TIMMY DEAL • RYAN HERRIOTT • SHAWN HUESMAN, SR. • FRAN MCCURRY • RENEE POWELL • TERRY PRASHAK • DAVID SAGER II • HAROLD RUNION • ROBERT BITZER • MICHAEL DEAN • CHRISTINA KRYNICKI • CHARLES PURKUS, JR. • ADAM POLING • VICKIE SAMPLES • GAYLE WHITSON • BARRY CALEF • MICHAEL BRA

REVENUE RECOGNITION

Revenues are recognized when products are shipped or ownership is transferred and when services are rendered to customers. The Company acts as a principal party in sales transactions, assumes title to products and assumes the risks and rewards of ownership including risk of loss for collection, delivery or returns. The Company typically recognizes revenue for the majority of its products upon shipment to the customer and transfer of title. Under agreements with certain customers, custom forms may be stored by the Company for future delivery. In these situations, the Company may receive a logistics and warehouse management fee for the services provided. In these cases, delivery and bill schedules are outlined with the customer and product revenue is recognized when manufacturing is complete and the product is received into the warehouse, title transfers to the customer, the order is invoiced and there is reasonable assurance of collectibility. Since the majority of products are customized, product returns are not significant. Therefore, the Company records sales on a gross basis. Shipping and handling costs are recorded as a component of cost of sales.

ACCOUNTING FOR COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES

In July 2002, the FASB issued SFAS No. 146 "*Accounting for Costs Associated with Exit or Disposal Activities*" (Statement No. 146), which supercedes EITF No. 94-3, "*Liability Recognition for Certain Employment Termination Benefits and Other Costs to Exit an Activity.*" Statement 146 requires companies to record liabilities for costs associated with exit or disposal activities to be recognized only when the liability is incurred instead of at the date of commitment to an exit or disposal activity. Adoption of this standard is effective for exit or disposal activities that are initiated after December 31, 2002. The Company recognized costs for severance, lease termination and travel of approximately $123,000 during the fourth quarter of 2003, under the requirements of this standard, relating to the consolidation of the Company's U.S. Tag facility into the Company's existing Huntington, West Virginia location. During the second quarter of 2004 the Company recognized costs associated with facility consolidations of approximately $150,000 and personnel severance related costs of approximately $37,000.

ACCOUNTING FOR STOCK-BASED COMPENSATION

In December 2004, the FASB issued SFAS No. 123R (revised 2004), "*Share-Based Payment.*" This statement revises SFAS No. 123, "*Accounting for Stock-Based Compensation,*" and requires companies to expense the value of employee stock options and similar awards. The effective date of this standard is interim and annual periods beginning after June 15, 2005.

The Company has elected to follow the intrinsic value method in accounting for its employee stock options. Accordingly, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2004, 2003 and 2002 respectively: risk-free interest rates of 4.03%, 4.30% and 3.91%; dividend yields of 4.21%, 4.80% and 8.03%; volatility factors of the expected market price of the Company's common stock of 54.0%, 48.6% and 45.4%; and a weighted-average expected life of the option of 4 years.

The following pro forma information has been determined as if the Company had accounted for its employee stock options under the fair value method. For purposes of pro forma disclosures, the estimated fair value of the options is expensed in the year granted since the options vest immediately. The Company's pro forma information for the years ended October 31 are as follows:

	Year Ended October 31,		
	2004	**2003**	**2002**
Net income as reported	**$ 749,698**	$ 1,767,803	$ 2,207,704
Deduct: Total stock-based employee compensation expense determined under the fair value method for all awards, net of related tax effects	**109,962**	62,250	38,704
Pro forma net income	**$ 639,736**	$ 1,705,553	$ 2,169,000
Earnings per share:			
Basic, as reported	**$ 0.08**	$ 0.18	$ 0.23
Basic, pro forma	**0.07**	0.18	0.22
Diluted, as reported	**0.08**	0.18	0.23
Diluted, pro forma	**0.07**	0.17	0.22

RECLASSIFICATIONS

Certain prior-year amounts have been reclassified to conform to the current year financial statement presentation.

2. INVENTORIES

Inventories consisted of the following:

	October 31, 2004	October 31, 2003
Printing:		
Raw materials	**$ 2,326,821**	$ 2,203,228
Work in process	**1,998,824**	2,022,420
Finished goods	**3,460,834**	3,680,184
Office products and office furniture	**3,483,035**	3,444,097
	$11,269,514	$11,349,929

3. LONG-TERM DEBT

Long-term debt consisted of the following:

	October 31, 2004	October 31, 2003
Secured term note payable to a bank, due in monthly principal and interest installments approximating $89,950 with interest at the Wall Street Journal prime rating maturing October 2008, collateralized by substantially all assets of the Syscan Corporation and the Chapman Printing Charleston division.	**$ 3,920,000**	$ —
Installment notes payable to banks, due in monthly installments plus interest at rates approximating the bank's prime rate maturing in various periods ranging from December 2004 - February 2010, collateralized by equipment, vehicles, inventory and accounts receivable.	**3,576,234**	2,848,231
Capital lease obligations, due in monthly installments totaling $19,116 through February 2005, with $8,322 due in monthly installments through December 2005 at fixed rates of interest ranging from 7.0% to 7.75%.	**149,002**	359,027
	7,645,236	3,207,258
Less current portion	**1,688,429**	946,971
Long-term debt, net of current portion	**$ 5,956,807**	$ 2,260,287

BRAD CRAWFORD • OPHIE LINGER, JR. • FRANCIS MOONEY • DAVID RAPPOLD • MELISSA SKEENS • LOIS LEE • DANA SCHROEDER • MARGARET VIETMEIER • HENRY LANZ • DONALD MCDOWELL • ANTHONY MAYNARD • RAYMOND POTTS • DIANA RUSNIC • CYNTHIA SEXTON • CORNELIUS SHAW JR. • ZACHARY URBANEK • SHELDON TURNER • DEBORAH JOHNSON • MELNIE KRUGER • DAN MORRIS • SUZANNE WINDEMAKER • JANET BLAIR • CASSIDY COPLEY • JACK CAYNOR • TIFFANI DEBETA

The unsecured term note agreements contain restrictive financial covenants requiring the Company to maintain certain financial ratios. The Company was in compliance with these covenants at October 31, 2004.

Maturities of long-term debt for each of the next five years follow:

	Notes Payable	Capital Leases	Total
2005	$ 1,555,911	$ 132,518	$ 1,688,429
2006	1,561,364	16,484	1,577,848
2007	1,580,206	—	1,580,206
2008	1,583,979	—	1,583,979
2009	300,328	—	300,328
Thereafter	914,446	—	914,446
	$ 7,496,234	**$ 149,002**	**$ 7,645,236**

On August 1, 2003 the Company obtained an unsecured revolving line of credit with a bank for borrowings to a maximum of $10,000,000 with interest payable monthly at the prime rate of interest. The line of credit expires in July 2006 and contains certain restrictive financial covenants. The line of credit essentially replaced a previous $10,000,000 facility with another bank. The Company had outstanding borrowings of approximately $2.3 million and $1.7 million under this facility at October 31, 2004 and 2003 of which approximately $1.2 million was used to pay off an existing term loan prior to maturity in 2003.

The Company has an unsecured revolving line of credit with a bank for borrowings to a maximum of $1,000,000 with interest payable monthly at the Wall Street Journal prime rate. The line of credit expires in October 2005 and contains certain financial covenants. There were no borrowings outstanding under this facility at October 31, 2004 or 2003.

The prime rate, the base interest rate on the above loans, approximated 4.75% and 4.00% at October 31, 2004 and 2003. Interest paid during the years ended October 31, 2004, 2003 and 2002 approximated $320,000, $230,000 and $385,000. The Company capitalized interest of $19,000 and $33,000 during fiscal 2004 and 2003 related to the purchase of a building in Baton Rouge, Louisiana.

The Company's non-cash activities for 2004, 2003 and 2002 included equipment purchases of approximately $0, $96,000 and $288,000, which were financed by a bank and the purchase in 2003 of a building in Baton Rouge, Louisiana of which $1,440,000 of the purchase price was financed by a bank.

4. EMPLOYEE BENEFIT PLANS

The Company had a Profit Sharing Plan that covered all eligible employees and qualified as a Savings Plan under Section 401(k) of the Internal Revenue Code. Effective January 1, 1998, the Profit Sharing Plan was merged into The Champion Industries, Inc. 401(k) Plan (the "Plan"). The Plan covers all eligible employees who satisfy the age and service requirements. Each participant may elect to contribute up to 15% of annual compensation, and the Company is obligated to contribute 100% of the participant's contribution not to exceed 2% of the participant's annual compensation. The Company may make discretionary contributions to the Plan. The Company's expense under these Plans was approximately $383,000, $365,000 and $346,000 for the years ended October 31, 2004, 2003 and 2002.

The Company's 1993 Stock Option Plan provides for the granting of both incentive and non-qualified stock options to management personnel for up to 762,939 shares of the Company's common stock. In March 2004, the Company's 2003 stock option plan was adopted to provide for the granting of both incentive and non-qualified stock options to management personnel for up to 475,000 shares of the Company's common stock. The option price per share for incentive stock options shall not be lower than the fair market value of the common stock at the date of grant. The option price per share for non-qualified stock options shall be at such price as the Compensation Committee of the Board of Directors may determine at its sole discretion. All options to date are incentive stock options. Exercise prices for options outstanding as of October 31, 2004 ranged from $2.49 to $4.29. Options vest immediately and may be exercised within five years from the date of grant. The weighted average remaining contractual life of those options is 2.84 years.

A summary of the Company's stock option activity and related information for the years ended October 31 follows:

	2004	Weighted Average Exercise Price	2003	Weighted Average Exercise Price	2002	Weighted Average Exercise Price
Outstanding – beginning of year	**312,000**	**$ 3.25**	230,000	$ 5.41	130,000	$ 10.63
Granted	**123,000**	**4.29**	125,000	2.77	126,000	2.49
Exercised	**(20,000)**	**2.80**	—	—	—	—
Forfeited or expired	**(36,000)**	**6.26**	(43,000)	13.42	(26,000)	17.38
Outstanding – end of year	**379,000**	**$ 3.33**	312,000	$ 3.25	230,000	$ 5.41
Weighted average fair value of options granted during the year	**$ 1.49**		$ 0.83		$ 0.52	



A summary of stock options outstanding and exercisable at October 31, 2004, follows:

Exercise Price	Number Outstanding	Remaining Life
4.25	38,000	0.14
2.49	108,000	2.05
2.77	110,000	3.12
4.29	123,000	4.13

The Company has a deferred compensation agreement with one employee of Blue Ridge Printing Co., Inc. providing for payments totaling approximately $500,000 over a ten year period after retirement. The Company had accrued approximately $365,000 and $354,000 at October 31, 2004 and 2003 relating to this agreement. The amount expensed for this agreement for the years ended October 31, 2004, 2003 and 2002 approximated $11,000, $14,000 and $18,000. To assist in funding the deferred compensation agreement, the Company has invested in life insurance policies, which had a cash surrender value of approximately $460,000 and $386,000 for years 2004 and 2003.

5. INCOME TAXES

Income tax expense consisted of the following:

	Year Ended October 31,		
	2004	**2003**	**2002**
Current expense:			
Federal	**$ 461,383**	$ 1,270,574	$ 1,460,913
State	**156,575**	321,285	350,069
Deferred benefit	**(35,866)**	(356,773)	(245,091)
	$ 582,092	$ 1,235,086	$ 1,565,891

Deferred tax assets and liabilities are as follows:

	October 31,	
	2004	**2003**
Assets:		
Allowance for doubtful accounts	**$ 568,729**	$ 476,358
Deferred compensation	**147,260**	142,973
Net operating loss carryforward of acquired companies	**611,750**	604,582
Accrued vacation	**355,574**	278,848
Other accrued liabilities	**186,858**	189,492
Other assets	**106,596**	89,240
Gross deferred tax assets	**1,976,767**	1,781,493
Liabilities:		
Property and equipment	**3,537,653**	3,337,530
Intangible assets	**1,384,278**	—
Gross deferred liability	**4,921,931**	3,337,530
Valuation allowance	**(285,250)**	(285,250)
Net deferred tax liabilities	**$ 3,230,414**	$ 1,841,287

A reconciliation of the statutory federal income tax rate to the Company's effective income tax rate is as follows:

	Year Ended October 31,		
	2004	**2003**	**2002**
Statutory federal income tax rate	**34.0%**	34.0%	34.0%
State taxes, net of federal benefit	**7.5**	7.0	6.1
Change in valuation allowance	—	(7.8)	—
Deferred tax adjustments	—	6.1	(0.6)
Selling expenses	**5.7**	2.5	2.1
Cash surrender value of life insurance accretion	**(1.3)**	—	—
Other	**(2.2)**	(0.7)	(0.1)
Effective tax rate	**43.7%**	41.1%	41.5%

Income taxes paid during the years ended October 31, 2004, 2003 and 2002 approximated $1,119,000, $1,758,000 and $659,000.

The Company has available for income tax purposes net operating loss carryforwards from acquired companies of approximately $1,089,000, of which $157,000 expires in 2011, $899,000 in 2012 and $33,000 in 2013. The Company has available for state income tax purposes net operating loss carryforwards from acquired companies of approximately $2,992,000 of which $144,000 expires in 2012, $108,000 expires in 2013, $435,000 expires in 2014, $1,012,000 expires in 2015, $872,000 expires in 2016, $48,000 expires in 2018 and $373,000 expires in 2019. The Company established valuation allowances against certain net operating loss carryforwards during 2003 the valuation allowance decreased by $259,197 resulting from changes in the estimated realizability of an acquired subsidiary's deferred tax assets. There was no change in the valuation allowance in 2004.

6. RELATED PARTY TRANSACTIONS AND OPERATING LEASE COMMITMENTS

The Company leases operating facilities from entities controlled by its Chief Executive Officer, his family and affiliates as well as facilities controlled by a Company vice president pursuant to the acquisition of Syscan (see note 8). The original terms of these leases, which are accounted for as operating leases, range from two to fifteen years.

A summary of significant related party transactions follows:

	October 31,		
	2004	**2003**	**2002**
Rent expense paid to affiliated entities for operating facilities	**$ 394,000**	$ 424,000	$ 424,000
Sales of office products, office furniture and printing services to affiliated entities	**$ 929,000**	$590,000	$803,000

In addition, the Company leases property and equipment from unrelated entities under operating leases. Rent expense amounted to $862,000, $960,000 and $881,000 for the years ended October 31, 2004, 2003 and 2002.

Under the terms and conditions of the above-mentioned leases, the Company pays all taxes, assessments, maintenance, repairs or replacements, utilities and insurance.

Future minimum rental commitments for all noncancelable operating leases including related party commitments with initial terms of one year or more consisted of the following at October 31, 2004:

2005	$ 1,399,647
2006	1,220,998
2007	945,183
2008	701,474
2009	253,340
Thereafter	—
	$ 4,520,642

The Company participates in a self-insurance program for employee health care benefits with affiliates controlled by its Chief Executive Officer and as such is responsible for paying claims of company participants as required by the plan document. The Company is allocated costs primarily related to the reinsurance premiums based on its proportionate share to provide such benefits to its employees. The Company's expense related to this program for the years ended October 31, 2004, 2003 and 2002 was approximately $3,197,000, $2,999,000 and $2,267,000.

In the first quarter of 2002, the Company made a deposit to purchase a fractional ownership in an aircraft from an entity controlled by its Chief Executive Officer for approximately $1.2 million of which $875,000 had been paid as of October 31, 2002. The Company had previously anticipated the transaction to be completed during the fourth quarter of 2002. The Company's Board of Directors further evaluated the transaction, and prior to its completion determined that it would be in the Company's best interests to rescind the transaction. Therefore, the transaction has been terminated and a full refund of the deposit has been made.

During 2004, 2003 and 2002 the Company utilized this aircraft and reimbursed the controlled entity for the use of the aircraft, fuel, air crew, ramp fees and other expenses attendant to the Company's use, in amounts aggregating $95,000, $79,000 and $118,000. The Company believes that such amounts are at or below the market rate charged by third-party commercial charter companies for similar aircraft.

The Company believes that the terms of its related party transactions are no less favorable to the Company than could be obtained with an independent third party.

MICHELE CAMPBELL • GEORGE BROWN • RONALD CONTI • THOMAS DENK • RAYMOND DASHOFY • SCOTT GARNER • BRYAN KOONTZ • KATHLEEN MONTAGNA • STACY PRIESTER • JOSEPH VARNEY • CARL WINDSOR • TAMMY BEDILLION • GERALD COWARD • RONALD CHAMBERS • AMY HIRSH • ROB
DOMINGO SANCHEZ • RANDY GARVEY • ANDREA FERGUSON • LORI FIBER • J. MAC ALDRIDGE • BARBARA BATES • WILLIAM BOURDIER •

CHARLES WALTERS • WILSON SHOEMAKER, JR. • MATTHEW SCHUSTER • DIANNE DAVIS • RONNIE BYRD • KEITH CONKLE • NICHOLE FERGUSON • JASON ENDY • HEATHER MARRS • JOHN LYLES • MARY LEE ROONEY • JAMES SHRINER • CHARLES VAN BUSKIRK • CAROL WEAVER • JAMES WILHELM • DAVID GARBERA • BERNARD KMETZ • KEVIN MANN • BRIAN DUNN • EDDIE FAWBUSH

STEPHEN BRAMMER • JAMES DELBRUGGE • MARY FEIST • TERI DICKSON-GRANT • JAMES FIELDS • LINDA GARDNER • DIANE KOCH • JEFFREY MILLER • CRAIG PORTER • DANIEL ROSSWOG • PATSY SMITH • GILBERT SHAWVER • MARSHA TONTI • JIMMY VANCE • BOBBIE WILLIAMS •

7. COMMITMENTS AND CONTINGENCIES

On February 16, 2002, a jury verdict was rendered against the Company in a civil action brought against the Company in state court in Jackson, Mississippi. The plaintiff in this civil action asserted that the Company and its Dallas Printing Company, Inc. subsidiary had engaged in unfair competition and other wrongful acts in hiring certain of its employees. The jury awarded the plaintiff $1,745,000 in actual damages and $750,000 in punitive damages.

On March 1, 2002, the plaintiff filed a motion for attorney's fees and costs in the amount of $889,401. On July 16, 2002, the court entered an order granting plaintiff $645,119 in attorney fees and expenses, and ordered that interest on the amount of the jury award accrue from February 22, 2002.

The Company appealed both the jury award and the attorney fee and expense award.

The Company was advised on February 3, 2004 that the Court of Appeals of the State of Mississippi had reversed the aforementioned judgment and jury verdict rendered against the Company and had remanded the case for new trial. The plaintiff petitioned the appeals court for rehearing of its ruling on February 17, 2004. The Company's response was filed on February 24, 2004.

On June 22, 2004 the Company was advised that the Court of Appeals of the State of Mississippi had upheld its February 3, 2004 reversal of the judgment and jury verdict and its remand of the case for new trial and had denied plaintiff's petition for rehearing of that decision. Plaintiff filed a petition for writ of certiorari with the Mississippi Supreme Court to contest the ruling of the Court of Appeals on July 6, 2004. The Company filed a response to such petition on July 27, 2004.

The Company was advised on September 16, 2004 that the Supreme Court of Mississippi had upheld the Court of Appeals of the State of Mississippi's February 3, 2004 reversal of the judgment and jury verdict rendered February 16, 2002 against the Company and had upheld the reversal and remand of the case for new trial.

The effect of the appeals courts orders of February 3, 2004 and June 22, 2004 and the Mississippi Supreme Court's denial of plaintiff's petition for certiorari is to negate the trial court's award of damages and attorneys fees previously granted against the Company, and grant a new trial on plaintiff's claims.

The Company is subject to the environmental laws and regulations of the United States and the states in which it operates concerning emissions into the air, discharges into the waterways and the generation, handling and disposal of waste materials. The Company's past expenditures *relating to environmental compliance have not had a* material effect on the Company and are included in normal operating expenses. These laws and regulations are constantly evolving, and it is impossible to predict accurately the effect they may have upon the capital expenditures, earnings, and competitive position of the Company in the future. Based upon information currently available, management believes that expenditures relating to environmental compliance will not have a material impact on the financial position of the Company.

The Company is subject to various claims and legal actions, other than the claim discussed *above, that arise in the ordinary course of business. In the opinion of* management, after consulting with legal counsel, the Company believes that the ultimate resolution of these claims and legal actions will not have a material effect on the consolidated financial statements of the Company.

8. ACQUISITIONS

On September 7, 2004 the Company acquired all the issued and outstanding capital stock of Syscan Corporation ("Syscan"), a West Virginia corporation, for a cash price of $3,500,000 and a contingent purchase price, dependent upon satisfaction of certain conditions, not to exceed the amount of $1,500,000. The Company also purchased a building from an entity controlled by Syscan's sole shareholder for $117,000 concurrent with the Syscan acquisition. After considering the cash received, the acquisition of a building and acquisition costs the net assets acquired totaled approximately $2,688,000. Syscan Corporation is a provider of integrated business products, with a primary emphasis on office and data products, printing, mailing and fulfillment services, and office furniture. The acquisition was consummated based on significant identified synergies which could be achieved due to a duplication of market territory. The acquisition brought additional supply chain management and mailing expertise to the Company and allowed Syscan to offer a broader array of printing services to its existing customer base.

The Williams Land Corporation has the option to put the 3000 Washington Street building occupied by Syscan to the Company for a purchase price of $1.5 million and Champion has the option to purchase the building for $1.5 million at the conclusion of the five year lease term commencing September 1, 2009. This option may be exercised no later than 60 days prior to the end of the lease and closing of said purchase cannot exceed 45 days from the end of the lease.

Two months operations of Syscan Corporation are included in the Company's Statement of Operations commencing concurrent with the acquisition.

Syscan Acquisition

Current assets, net of cash received	$ 1,846,000
Property, plant, and equipment	782,000
Non-compete agreement	1,000,000
Customer relationships	2,461,000
Other assets	127,000
Total assets acquired	6,216,000
Current liabilities	(1,343,000)
Long-term debt	(760,000)
Deferred tax	(1,425,000)
Total liabilities acquired	(3,528,000)
Net assets acquired	$ 2,688,000

The identifiable intangible assets of Syscan are being amortized on a straight line basis over a period of 7 years for the non-compete agreement and 20 years for the customer relationships. The weighted average life of the intangible assets at the acquisition date was approximately 16 years.

On May 13, 2004, the Company acquired certain assets of Cincinnati, Ohio Westerman Print Company.

On July 1, 2003, the Company acquired certain assets of Pittsburgh based Integrated Marketing Solutions, the direct sales division and distributorship of Datatel Resources Corporation.

On June 18, 2003, the Company acquired certain assets of Contract Business Interiors (CBI) of Wheeling, WV pursuant to acceptance by the U.S. Bankruptcy Court for the Northern District of West Virginia. As a result of this transaction, the Company also assumed certain customer deposit liabilities in the ordinary course of business.

Pro forma financial information and all disclosures required by SFAS 141 and SFAS 142 related to these acquisitions has not been presented because such information would not be materially different from amounts reported herein or is not significant.

All of the above transactions have been accounted for using the purchase method of accounting.

9. INDUSTRY SEGMENT INFORMATION

The Company operates principally in two industry segments organized on the basis of product lines: the production, printing and sale, principally to commercial customers, of printed materials (including brochures, pamphlets, reports, tags, continuous and other forms); and the sale of office products and office furniture including interior design services. The Company employs approximately 830 people, of whom 78 or approximately 9% are covered by a collective bargaining agreement, which expires on May 31, 2006.

The table below presents information about reported segments for the years ended October 31:

2004	Printing	Office Products & Furniture	Total
Revenues	**$ 107,696,605**	**$ 34,919,102**	**$ 142,615,707**
Elimination of intersegment revenue	**(12,372,291)**	**(5,841,844)**	**(18,214,135)**
Consolidated revenues	**$ 95,324,314**	**$ 29,077,258**	**$ 124,401,572**
Operating income	**$ 632,232**	**$ 705,887**	**$ 1,338,119**
Depreciation & amortization	**4,247,164**	**142,594**	**4,389,758**
Capital expenditures	**4,912,115**	**61,719**	**4,973,834**
Identifiable assets	**54,378,626**	**9,771,258**	**64,149,884**
Goodwill	**1,774,344**	**286,442**	**2,060,786**

2003	Printing	Office Products & Furniture	Total
Revenues	$ 106,540,961	$ 30,771,361	$ 137,312,322
Elimination of intersegment revenue	(10,004,360)	(5,125,330)	(15,129,690)
Consolidated revenues	$ 96,536,601	$ 25,646,031	$ 122,182,632
Operating income (loss)	$ 3,262,418	$ (106,202)	$ 3,156,216
Depreciation & amortization	4,145,286	143,121	4,288,407
Capital expenditures	4,572,890	126,233	4,699,123
Identifiable assets	48,387,601	10,081,234	58,468,835
Goodwill	1,643,530	286,442	1,929,972

2002	Printing	Office Products & Furniture	Total
Revenues	$ 104,767,231	$ 31,529,434	$ 136,296,665
Elimination of intersegment revenue	(9,572,943)	(3,839,813)	(13,412,756)
Consolidated revenues	$ 95,194,288	$ 27,689,621	$ 122,883,909
Operating income	$ 3,955,083	$ 117,509	$ 4,072,592
Depreciation & amortization	4,057,772	124,481	4,182,253
Capital expenditures	1,994,255	178,582	2,172,837
Identifiable assets	49,100,223	10,407,280	59,507,503
Goodwill	1,439,499	286,442	1,725,941

A reconciliation of total segment revenue, assets and operating income to consolidated income before income taxes for the years ended October 31, 2004, 2003 and 2002 is as follows:

	2004	2003	2002
Revenues:			
Total segment revenues	**$ 142,615,707**	$ 137,312,322	$ 136,296,665
Elimination of intersegment revenue	**(18,214,135)**	(15,129,690)	(13,412,756)
Consolidated revenue	**$ 124,401,572**	$ 122,182,632	$ 122,883,909
Operating income:			
Total segment operating income	**$ 1,338,119**	$ 3,156,216	$ 4,072,592
Interest income	**6,663**	3,899	14,376
Interest expense	**(300,742)**	(167,442)	(386,699)
Other income	**287,750**	10,216	73,326
Consolidated income before income taxes	**$ 1,331,790**	$ 3,002,889	$ 3,773,595
Identifiable assets:			
Total segment identifiable assets	**$ 64,149,884**	$ 58,468,835	$ 59,507,503
Elimination of intersegment assets	—	—	—
Total consolidated assets	**$ 64,149,884**	$ 58,468,835	$ 59,507,503

10. ACCOUNTING FOR COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES

In August 2003, the Company relocated its U.S. Tag division from Baltimore, Maryland to Huntington, West Virginia. As a result of the Company's decision to relocate this division, the Company incurred lease termination costs of $63,000 which will be paid out on a monthly basis over the term of the lease (at a rate of approximately $3,333 per month for 19 months as of October 31, 2003), $45,000 in severance and termination benefits which were paid during the fourth quarter of 2003 and travel related costs of approximately $15,000 which were incurred during the fourth quarter of 2003. As a result of the U.S. Tag relocation, 19 positions were eliminated. The Company anticipates only nominal costs related to the plant relocation to occur in the future. These costs will occur over the remaining lease term and include utility and security costs.

During the second quarter of 2004, the Company incurred plant consolidation and facility relocation costs related to the closure of the Blue Ridge Printing Knoxville plant and consolidation into the Blue Ridge Printing Asheville plant, and the facility consolidations in Baton Rouge related to Bourque, Transdata and Diez. The facility consolidation and relocation costs approximated $150,000 and the personnel severance related costs approximated $37,000.

The costs associated with the aforementioned relocation of U.S. Tag and the Blue Ridge and Baton Rouge consolidations were reflected in the consolidated statements of operations statement in the category where the expenses historically have been classified and are part of the printing segment.

11. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value. The fair value of long-term debt was estimated using discounted cash flows and its approximates their carrying value.

12. ACQUIRED INTANGIBLE ASSETS AND GOODWILL

	2004		2003	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortizable intangible assets:				
Non-compete agreement	$ 1,000,000	$ 23,810	$ —	$ —
Customer relationships	2,460,696	23,631	—	—
Other	467,621	68,825	196,274	11,856
	3,928,317	116,266	196,274	11,856
Unamortizable intangible assets:				
Goodwill	2,568,064	507,278	2,437,250	507,278
Total goodwill and other intangibles	$ 6,496,381	$ 623,544	$ 2,633,524	$ 519,134

Amortization expense for the years ended October 31, 2004, 2003 and 2002 was $104,000, $12,000 and $0. Estimated amortization expense for each of the following years is:

2005	$ 341,916
2006	341,916
2007	341,916
2008	336,810
2009	289,488
Thereafter	2,160,005
	$ 3,812,051

The changes in the carrying amount of goodwill for the years ended October 31, 2004 and 2003 were:

	2004	2003
Balance as of November 1, 2003 and 2002	$ 1,929,972	$ 1,725,941
Goodwill acquired during the year additions	130,814	204,031
Impairment losses	—	—
Goodwill written off related to sale of businesses	—	—
Balance as of October 31, 2004 and 2003	$ 2,060,786	$ 1,929,972

The changes in the carrying amounts of goodwill and other intangibles attribute to each segment at October 31, 2004 and 2003 are as follows:

GOODWILL

	October 31, 2003	Amortization Expense	Other	October 31, 2004
Printing	$ 1,643,530	$ —	$ 130,814	$ 1,774,344
Office products and furniture	286,442	—	—	286,442
Total	$ 1,929,972	$ —	$ 130,814	$ 2,060,786

	October 31, 2002	Amortization Expense	Other	October 31, 2003
Printing	$ 1,439,499	$ —	$ 204,031	$ 1,643,530
Office products and furniture	286,442	—	—	286,442
Total	$ 1,725,941	$ —	$ 204,031	$ 1,929,972

WILLIAM DAZET • MICHAEL KOCH • DAVID POTTER • STEPHEN SIMPSON • GAYLE WILDER • JANICE FAMELI • WILLIAM DUNN • JAMI RITCHEA • DAVID WHITTON • DEBROAH MILLER • MAGDELINE MILAS • ARTHUR BATTISTA • DUANE CONRAD • JASON CRAIG • KIRK MAYNARD • GARY ALLAN • NELSON BOYES • JOHN LYLES • JEFFREY MAXEY • MICHELLE SINCLAIR • JEFFEREY SMITH • PAULA WARD • BRIAN TINGELHOFF • TREVOR SPRAGUE • DONALD SCORZAFAVE • WENDY RIGSBY • WILLIAM SANDERS • JOHN PREVADE • THOMAS GARATIE • JAMES MAHOOD • CHARLES RUPERT • LUCIAN STILTNER • EWELL WHITE • JACK WATTS • ALLEN HETHERWICK • DAVID HECK • REGINALD

OTHER INTANGIBLES

	October 31, 2003	Amortization Expense	Other	October 31, 2004
Printing	$ 128,250	$ 60,607	$ 1,430,680	$ 1,498,323
Office products and furniture	56,168	43,803	2,301,363	2,313,728
Total	$ 184,418	$ 104,410	$ 3,732,043	$ 3,812,051

	October 31, 2002	Amortization Expense	Other	October 31, 2003
Printing	$ —	$ 6,750	$ 135,000	$ 128,250
Office products and furniture	—	5,106	61,274	56,168
Total	$ —	$ 11,856	$ 196,274	$ 184,418

13. CERTAIN SIGNIFICANT ESTIMATES

Our estimates that influence the financial statements are normally based on knowledge and experience about past and current events and assumptions about future events. The following estimates affecting the financial statements are particularly sensitive because of their significance and it is at least reasonably possible that a change in these estimates will occur in the near term.

GOODWILL AND IDENTIFIABLE ASSETS

We evaluate the recoverability of the goodwill of each of our reporting units as required under SFAS No. 142 by comparing the fair value of each reporting unit with its carrying value. The fair values of our reporting units are determined using a combination of a discounted cash flow analysis and market multiples based on historical and projected financial information. We apply our best judgment when assessing the reasonableness of the financial projections used to determine the fair value of each reporting unit.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company encounters risks associated with sales and the collection of the associated accounts receivable. As such, the Company records a monthly provision for accounts receivable that are considered to be uncollectible. In order to calculate the appropriate monthly provision, the Company primarily utilizes a historical rate of accounts receivables written off as a percentage of total revenue. This historical rate is applied to the current revenues on a monthly basis. The historical rate is updated periodically based on events that may change the rate such as a significant increase or decrease in collection performance and timing of payments as well as the calculated total exposure in relation to the allowance. Periodically, the Company compares the identified credit risks with the allowance that has been established using historical experience and adjusts the allowance accordingly. The underlying assumptions used for the allowance can change from period to period and could potentially cause a material impact to the income statement and working capital.

MARK GALLOWAY • MARIA MAHOUSKI • THERESA BECKER • JESSICA DAVIS • MARK MAMONE • RONALD SHEETS • LAWRENCE BAILEY,
JOSEPH LYSAGHT • CHARLES McGREGOR • FELICIA NATION • DONNA CONNELLY • VALERIA FELDER • RONALD DURHAM • CLIFFORD DYE • BARRY ELLIS •
ERTS • MARCELLA TINNES • JANE WHALEY • BLAIR HARRIS • JEFFERY HAMILTON • ROGER BRONSON • JAMIE BAUGHMAN • THOMAS GALEHAN • JAMES MATTHEWS • GERALD ROBERTS • SAMUEL VANCE II • WILLIAM WALLER • JON OSKO • LORI MENKE •

14. EARNINGS PER SHARE

Earnings per share (EPS) were computed as follows:

	Income	Weighted Average Shares	Per Share Amount
Year Ended October 31, 2004			
Net income	$ 749,698		
Basic earnings per share			
Income available to common shareholders	749,698	9,729,000	$ 0.08
Effect of dilutive securities stock options		96,000	
Diluted earnings per share			
Income available to common shareholders and assumed conversions	$ 749,698	9,825,000	$ 0.08
Year Ended October 31, 2003			
Net income	$ 1,767,803		
Basic earnings per share			
Income available to common shareholders	1,767,803	9,714,000	$ 0.18
Effect of dilutive securities stock options		47,000	
Diluted earnings per share			
Income available to common shareholders and assumed conversions	$ 1,767,803	9,761,000	$ 0.18
Year Ended October 31, 2002			
Net income	$ 2,207,704		
Basic earnings per share			
Income available to common shareholders	2,207,704	9,714,000	$ 0.23
Effect of dilutive securities stock options		12,000	
Diluted earnings per share			
Income available to common shareholders and assumed conversions	$ 2,207,704	9,726,000	$ 0.23

15. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the quarterly results of operations for the years ended October 31, 2004 and 2003.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues				
2004	**$ 29,314,000**	**$ 30,501,000**	**$ 30,098,000**	**$ 34,489,000**
2003	28,619,000	29,329,000	30,599,000	33,636,000
Gross profit				
2004	**$ 7,966,000**	**$ 8,888,000**	**$ 8,334,000**	**$ 9,315,000**
2003	7,918,000	8,492,000	8,217,000	9,751,000
Net income				
2004	**$ 14,000**	**$ 161,000**	**$ 77,000**	**$ 498,000**
2003	254,000	517,000	253,000	744,000
Earnings per share				
Basic				
2004	**$ 0.00**	**$ 0.02**	**$ 0.01**	**$ 0.05**
2003	0.03	0.05	0.03	0.08
Diluted				
2004	**$ 0.00**	**$ 0.02**	**$ 0.01**	**$ 0.05**
2003	0.03	0.05	0.03	0.08
Weighted average shares outstanding				
Basic				
2004	**9,717,000**	**9,731,000**	**9,734,000**	**9,734,000**
2003	9,714,000	9,714,000	9,714,000	9,714,000
Diluted				
2004	**9,826,000**	**9,864,000**	**9,832,000**	**9,802,000**
2003	9,730,000	9,750,000	9,756,000	9,810,000

MICHAEL STONE • SIDNEY TROUARD, JR. • KATHY VINCENT • KIMBERLY WALTERS • RYAN O'TOOLE • MALONI MILLLER • COLLEEN MULLINS • AMY HIRSH • PAMELA JACKSON • THOMAS GARATIE • RONALD CONTI • CINDY AUSTIN • ASHLEY CARUTHERS • SUZANNE FINK • PATRICK EVANS • BRADFORD LEE • ALICE MORTON • JANICE QUINLAN • CONNIE STOTSENBURG

MICHAEL EXLER • CLIFFORD DYE • RAN HERRIOTT • PHILLIP PERCIAVALLE •

BLOUIN • CHARLES CADE •

SHAREHOLDERS' INFORMATION

Corporate Headquarters
Champion Industries, Inc.

Mailing Address
P. O. Box 2968, Huntington, WV 25728-2968

Street Address
2450-90 First Avenue, Huntington, WV 25703 >>
Phone: 304.528.2700 >> Fax: 304.528.2765

Notice to Shareholders
A copy of the Company's annual report on Form 10-K for the fiscal year ended October 31, 2004, as filed with the Securities and Exchange Commission, including the financial statements and schedules thereto, is available through EDGAR or upon written request to:

Champion Industries, Inc.
P. O. Box 2968
Huntington, WV 25728-2968

Annual Meeting
The annual meeting of shareholders will be held at 1:00 PM on Monday, March 21, 2005, at the Radisson Hotel Huntington, 1001 3rd Avenue, Huntington, WV.

Requests for Information
Shareholders, analysts and others seeking financial information are requested to contact our Chief Financial Officer at Corporate Headquarters.

Stock Transfer Agent and Registrar
National City Bank, Cleveland, OH
Toll Free: 1.800.622.6757

Shareholder correspondence and written transfer requests should be sent to:

National City Bank, Dept. 5352
Corporate Trust Operations
P.O. Box 92301
Cleveland, OH 44193-0900

Common Stock Listing
Common stock of Champion Industries, Inc. is traded on the NASDAQ National Market System (NMS) under the symbol CHMP. NASDAQ Market Makers at October 31, 2004 were:

Advest, Inc.
Ferris Baker Watts, Incorporated

Auditors
BKD, LLP
400 Cross Pointe Boulevard
P.O. Box 628
Evansville, IN 47704-0628

Ernst & Young LLP
900 United Center
Charleston, WV 25301

Website
Visit our website at www.champion-industries.com

AUSTIN MCGING • JEFFREY PARKER • CYNTHIA PIERSON • MELISSA SKEENS • ALLAN STUART • JOHN WEIL • GAYLE WILDER • DANNY WETTERICH • MICHAEL YESENCZKI • KARL VANCE • KIRBY TAYLOR • LISA SPOHN • RONALD SHEETS • CHARLES RUPERT • TYE PELFREY • JOHN NESTOR • KAREN LYSAGHT • PAMELA LUCAS • JAMES JENKINS • DAVID KATRUSKA • JAY BOHANNON • LEROY BLEVINS • SAMUEL BARNES • AMANDA DOTSON • ROGER GRIFFIN • BLAIR HARRIS • JOHN KASEY • TONEY LEWIS • HEATHER MARRS • RONALD PLESKOVI

JAMES FINLEY • EDDIE FAWBUSH • DANIELLE KARLOVICH • FRAN MCCURRRY • NDA DUKE • HARRY DAY •

PRODUCTION NOTES

Cover

Paper
90# Carnival Cordwain Cover

Ink
4-color process

Pictorial >> Narrative

Paper
65# Accent Opaque White Cover, Smooth Finish

Ink
4-color process

Financial Report

Paper
80# Accent Opaque White Text, Smooth Finish

Ink
2-color: PMS 485 and Black

Printed

The Merten Company; Cincinnati, OH

Layout and Design

Bulldog Creative Services; Huntington, WV



Champion Industries, Inc.

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...S · RONNIE BROOKS · CHARLES BROWN · GEORGE BROWN · HEIDI BROWN · KEVIN BROWN · MICHAEL BROWN · DONALD BROWNING · EARL BROWNING · BRECK BRUMFIELD

... BUTTERFIELD · RONNIE BYRD · CHARLES CADE · LAURA CADE · BARRY CALEF · HEATHER CALLIHAN · CATHERINE CAMPBELL · MICHELE CAMPBELL · BARRY CARBO · MARK CA

...LL · JACK CAYNOR · RONALD CHAMBERS · ANGELA CHAPMAN · JOHNNY CHAPMAN · NATHAN CHAPMAN · PAIGE CHAPMAN · CHRISTI CHESNER · SCOTT CHILDERS · WILLIAM CH

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...RDS · CORY ELIAS · THOMAS ELLINGER · BARRY ELLIS · JASON ENDY · ROBERT ENGLISH · ELIZABETH ESTEP · DELILAH EVANS · PATRICK EVANS · MICHAEL EXLER · JANICE FAME

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...HOUGHTON · REGINALD HUBBARD · SHAWN HUESMAN, SR. · PAMELA JACKSON · RYAN JARRELL · CHAD JEFFERS · LEONA JEFFRIES · JAMES JENKINS · JERAMAINE JINGLES · LOL

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...T · SUSAN KNOX · DIANE KOCH · MICHAEL KOCH · BRYAN KOONTZ · CHRISTINE KOZIAK · JANET KRAINAK · JOHN KRAMER · KAREN KRAMER · MELNIE KRUGER · CHRISTINA

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...HT · KAREN LYSAGHT · STEVE MACMILLAN · JAMES MAHOOD · MARIA MAHOUSKI · DAWN MAIOLI · MARK MAMONE · MICHAEL MANESS · TERRY MANIS · DOROTHY MANN · KE

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...DONNA MONIN · JOHNNY MONROE · KATHLEEN MONTAGNA · FRANCIS MOONEY · DORIS MOORE · JAMES MOORE · LARRY MOORE · TIMOTHY MOORE · DAN MORRIS · LARRY MO

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Champion Industries, Inc. » P.O. Box 2968 » Huntington, WV 25728-2968 » 304.528.2700 » www.champion-industries.com

... JOHN WEIL · PATRICK WE[illegible] E WESSEL · DANNY WETTERICH · E. JANE WHALEY · KENT WHEELER · EWELL WHITE · JOSHUA WHITE · LINDA WHITE · LISA WHITE · PAUL W

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